Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-298811 and 333-298811-01
SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2026
The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated September 8, 2026)
$

Vistra Operations Company LLC
$     % Series A Junior Subordinated Notes due 2057
$     % Series B Junior Subordinated Notes due 2057
irrevocably and unconditionally guaranteed by Vistra Corp.
Vistra Operations Company LLC (“Vistra Operations”) is offering $   aggregate principal amount of notes, consisting of $   aggregate principal amount of   % Series A Junior Subordinated Notes due 2057, or the “Series A Junior Subordinated Notes,” and $   aggregate principal amount of   % Series B Junior Subordinated Notes due 2057, or the “Series B Junior Subordinated Notes.” We refer to the Series A Junior Subordinated Notes and the Series B Junior Subordinated Notes collectively as the “notes.” The notes will be irrevocably and unconditionally guaranteed by Vistra Corp. Each series of the notes is being offered under the Subordinated Indenture (as defined below).
The Series A Junior Subordinated Notes will bear interest (i) from and including   , 2026 (which is the expected original issuance date) to, but excluding, March 15, 2032 (the “First Series A Reset Date”) at the rate of   % per year and (ii) from and including the First Series A Reset Date, during each Reset Period (as defined herein), at a rate per year equal to the Five-year U.S. Treasury Rate (as defined herein) as of the most recent Reset Interest Determination Date (as defined herein) plus a spread of   %, to be reset on each Series A Reset Date (as defined herein); provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series A Junior Subordinated Notes).
The Series B Junior Subordinated Notes will bear interest (i) from and including   , 2026 (which is the expected original issuance date) to, but excluding, March 15, 2037 (the “First Series B Reset Date”) at the rate of   % per year and (ii) from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of   %, to be reset on each Series B Reset Date (as defined herein); provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series B Junior Subordinated Notes).
Subject to its right to defer interest payments as described below, Vistra Operations will pay interest on each series of notes semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2027. Each series of notes will mature on March 15, 2057.
Vistra Operations may defer interest payments on either or both series of the notes on one or more occasions for up to 10 consecutive years per deferral period as described in this prospectus supplement. Deferred interest payments with respect to a given series of the notes will accumulate additional interest at a rate equal to the interest rate then applicable to that series of notes, to the extent permitted by law.
Vistra Operations may elect to redeem any or all of the notes at the times and prices specified in this prospectus supplement plus accrued and unpaid interest to the redemption date. The redemption prices are described beginning on page S-25 of this prospectus supplement.
Investing in the notes involves risks. See “Risk Factors” on page S-11 of this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus supplement is not intended to constitute an offer to, and the notes should not be purchased, held or otherwise acquired by a “specified foreign entity” as defined in Section 7701(a)(51)(B) of the Internal Revenue Code of 1986, as amended (“specified foreign entity”). Each purchaser of the notes, by accepting such notes, will be deemed to have represented, warranted and agreed that it is not a “specified foreign entity.”

	Public Offering Price	Underwriting Discount	Offering Proceeds to Vistra Operations, Before Expenses
Per Series A Junior Subordinated Note(1)%		%	%
Total	$	$	$
Per Series B Junior Subordinated Note(1)%		%	%
Total	$	$	$

(1)	Plus accrued interest from , 2026, if settlement occurs after that date.
Delivery of the notes in book-entry form only will be made through The Depository Trust Company, Clearstream Banking S.A. and Euroclear (as defined below) on or about   , 2026, against payment in immediately available funds. This settlement date may affect trading of the notes. See “Underwriting—Extended Settlement.”
Joint Book-Running Managers

Barclays	BofA Securities	Mizuho	MUFG	Truist Securities
BBVA	BMO Capital Markets	Citigroup	Credit Agricole CIB	Goldman Sachs & Co. LLC

J. P. Morgan	Morgan Stanley	Natixis	PNC Capital Markets LLC	RBC Capital Markets, LLC

Santander	Scotiabank	SMBC Nikko	SOCIETE GENERALE	Wells Fargo Securities

	KeyBanc Capital Markets		US Bancorp

September   , 2026

PROSPECTUS SUPPLEMENT
PROSPECTUS
We have not, and the underwriters have not, authorized anyone to provide you with any information other than the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We and the underwriters are offering to sell the notes only in places where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus, or any document incorporated by reference into this prospectus supplement is accurate as of any date other than their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.
This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the Guarantee (as defined below). The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
S-i

SUMMARY
This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, in their entirety before making an investment decision.
In this prospectus supplement and the accompanying prospectus, “Vistra Operations,” “we,” “us,” “our” and the “Company” refer to Vistra Operations Company LLC and its consolidated subsidiaries, as apparent in the context. References to “Vistra” refer to Vistra Corp. and its consolidated subsidiaries, including Vistra Operations, as apparent in the context.
The terms “Series A Junior Subordinated Notes” and “Series B Junior Subordinated Notes” refer to the  % Series A Junior Subordinated Notes due 2057 and the   % Series B Junior Subordinated Notes due 2057, respectively, in each case, issued by Vistra Operations. The term “notes” refers to both series of notes issued by Vistra Operations pursuant to this offering, collectively.
About Vistra and Vistra Operations
Vistra is an integrated retail electricity and power generation company that provides essential power resources to customers, businesses and communities from California to Maine. Vistra combines an innovative, customer-centric approach to retail sales with safe, reliable, diverse and efficient power generation. Vistra’s integrated power generation and wholesale operation allows it to efficiently obtain the electricity needed to serve its customers at the lowest cost. The integrated model enables Vistra to structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Vistra brings its products and services to market in 18 states and the District of Columbia, including all major competitive wholesale power markets in the U.S. Vistra serves approximately 5 million residential, commercial and industrial retail customers with electricity and natural gas. Vistra’s generation fleet totals approximately 44,000 megawatts of generation capacity powered by a diverse portfolio, including natural gas, nuclear, coal, solar and battery energy storage facilities.
Vistra Operations is an indirect wholly owned subsidiary of Vistra, is the issuer of certain of Vistra’s outstanding indebtedness and is the borrower under the Vistra Operations credit facilities.
The principal executive offices of Vistra and Vistra Operations are located at 6555 Sierra Drive, Irving, Texas 75039. The telephone number for each is (214) 812-4600, and Vistra’s internet address is www.vistracorp.com. Information contained on the websites of Vistra, Vistra Operations or any of their respective subsidiaries is not and should not be deemed a part of this prospectus supplement or any other report or filing filed with or furnished to the SEC.
Summarized Financial Information of Obligor Group
The following tables present the summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X for Vistra and Vistra Operations (together, the “Obligor Group”) on a combined basis, after elimination of intercompany transactions and balances between the Obligor Group, and excluding the investments in and equity in the earnings of any subsidiaries. The summarized financial information has been prepared in accordance with Rule 13-01 of Regulation S-X. The summarized financial information should be read in conjunction with the audited consolidated financial statements of Vistra incorporated herein by reference.

The summarized statements of operations for the year ended December 31, 2025 and the six months ended June 30, 2026, and the summarized balance sheets at December 31, 2025 and June 30, 2026, of the Obligor Group on a combined basis were:

Summarized Statement of Operations	Year Ended December 31, 2025 (Millions of Dollars)	Six Months Ended June 30, 2026 (Millions of Dollars)
Operating revenues(a)	$249	$427
Operating revenues - non-guarantor subsidiaries(a)	(286)	(172)
Total operating revenues	(37)	255
Selling, general, and administrative expenses	(199)	(120)
Interest expense and related charges	(1,016)	(556)
Net loss before income taxes	(1,263)	(415)
Income tax benefit	292	88
Net loss	(971)	(327)

(a)	Includes unrealized gains and losses on commodity derivative transactions.

Summarized Balance Sheets	As of December 31, 2025 (Millions of Dollars)	As of June 30, 2026 (Millions of Dollars)
Total current assets	$664	$690
Accumulated deferred income taxes	1,197	913
Total noncurrent assets	1,405	1,128
Total assets	2,069	1,818

Short-term borrowings	1,800	—
Long-term debt due currently	525	1,302
Forward repurchase obligation due currently	632	613
Due to non-guarantor subsidiaries	991	1,205
Total current liabilities	4,515	3,732
Long-term debt, less amounts due currently	14,552	16,256
Total noncurrent liabilities	15,122	16,652
Total liabilities	19,637	20,384
Total equity	(17,568)	(18,566)
Total liabilities and equity	$2,069	$1,818

Where You Can Find More Information
Vistra is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, Vistra files annual, quarterly and current reports, information statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as Vistra, that file documents with the SEC electronically. The documents can be found by searching the EDGAR archives of the SEC electronically.
The SEC allows us to “incorporate by reference” the information that Vistra files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and you should read it with the same care. Later information that Vistra files with the SEC will automatically update and supersede this information and will be deemed to be incorporated by reference into this prospectus supplement (other than any documents, or portions of documents, not deemed to be filed). We incorporate by reference the following documents previously filed by Vistra with the SEC:
•	Vistra’s Annual Report on Form 10-K for the year ended December 31, 2025;
•	Vistra’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026; and
•
Vistra’s Current Reports on Form 8-K filed with the SEC on January 5, 2026 (except for portions deemed to be furnished and not filed), January 27, 2026, April 28, 2026, May 4, 2026, June 30, 2026, July 14, 2026 and July 16, 2026.

We are also incorporating by reference all additional documents that Vistra files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement until the offering contemplated by this prospectus supplement is completed or terminated. For the avoidance of doubt, we are not incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.
Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any separately filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.
You may request a free copy of these filings by writing or telephoning us, c/o Vistra Corp., at the following address:
Vistra Operations Company LLC
c/o Vistra Corp.
6555 Sierra Drive
Irving, Texas 75039
Attention: Investor Relations Department
Telephone: (214) 812-4600
Upon such request, we will provide each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement. Copies of these filings are also available free of charge on the investors section of Vistra’s website at www.vistracorp.com when such reports are available on the SEC’s website. Further corporate governance information, including Vistra’s certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of conduct, is also available on Vistra’s website. None of the information on, or accessible through, Vistra’s website or the SEC’s website is part of, or incorporated by reference in, this prospectus supplement.

The Offering
Issuer
Vistra Operations Company LLC
Securities Offered
$   principal amount of   % Series A Junior Subordinated Notes due 2057
$   principal amount of   % Series B Junior Subordinated Notes due 2057
Maturity Dates
March 15, 2057, for the Series A Junior Subordinated Notes
March 15, 2057, for the Series B Junior Subordinated Notes
Interest
The Series A Junior Subordinated Notes will bear interest (i) from and including   , 2026 (which is the expected original issuance date) to, but excluding, the First Series A Reset Date at the rate of   % per year and (ii) from and including the First Series A Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of   %, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series A Junior Subordinated Notes).
The Series B Junior Subordinated Notes will bear interest (i) from and including   , 2026 (which is the expected original issuance date) to, but excluding, the First Series B Reset Date at the rate of   % per year and (ii) from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of   %, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series B Junior Subordinated Notes).
Subject to its right to defer interest payments as described under “—Option to Defer Interest Payments” below, Vistra Operations will pay interest on each series of notes semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2027, to the record holders of the notes at the close of business on the immediately preceding     or    , as applicable, whether or not a Business Day (as defined below).
For more information regarding the interest rate for each series of the notes, see “Description of the Notes—Interest.”
Option to Defer Interest Payments
So long as no event of default with respect to the applicable series of notes has occurred and is continuing under the Subordinated Indenture, Vistra Operations may, at its option and on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on such series of the notes for a period of up to 10 consecutive years (each period, commencing on the date that the first such interest payment would otherwise have been made on the applicable series, a “Series A Optional Deferral Period” or a “Series B Optional Deferral Period,” as applicable, and each, an “Optional Deferral Period”). In other words, Vistra Operations may declare at its discretion up to a 10-year interest payment moratorium on either series of the notes and may choose to do that on more than one occasion. A deferral of interest payments may not end on a date other than an interest payment date and may not extend beyond the maturity date of the applicable series of notes, and Vistra Operations may not begin a new Series A Optional Deferral Period or Series B Optional Deferral Period and may not pay current interest on the applicable series of the notes until Vistra Operations has paid all accrued interest on such series of the notes from the previous Series A Optional Deferral Period or Series B Optional Deferral Period, as applicable.
Any deferred interest on a series of notes will accrue additional interest at a rate equal to the interest rate then applicable to such series of notes, to the extent permitted by applicable law. Once Vistra Operations pays all deferred interest payments on the applicable series of notes, including any additional interest accrued on the deferred interest, Vistra Operations can again defer interest payments on such series of notes as described above, but not beyond the maturity date of the applicable series of notes.
Vistra Operations will provide the trustee for the notes written notice of its election to begin, continue or end an Optional Deferral Period in an Officer’s Certificate delivered at least one Business Day before the record date for the next interest payment date and an instruction that the trustee forward such notice to each holder of record of the applicable series of notes. However, Vistra Operations’ failure to pay interest on a given series of notes on any interest payment date will itself constitute either the commencement or continuation of a Series A Optional Deferral Period or a Series B Optional Deferral Period, as applicable, unless Vistra Operations pays such interest within five Business Days after the interest payment date, whether or not Vistra Operations provides a notice to the trustee of an Optional Deferral Period; provided that we shall provide the trustee, promptly upon request, such notice of deferral or continuation of such deferral. Vistra Operations has no current intention of deferring interest payments on either series of the notes.
For more information concerning Vistra Operations’ option to defer interest payments, see “Description of the Notes—Option to Defer Interest Payments.”

Dividend Stopper; Other Limitations
During a Series A Optional Deferral Period or a Series B Optional Deferral Period, Vistra and Vistra Operations will not do any of the following, subject to certain limited exceptions:
•	declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on any Capital Stock (as defined below) of Vistra;
•
pay any principal of, or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Vistra or Vistra Operations that rank equally with, or junior to, the applicable series of notes in right of payment (including debt securities of other series, such as the other series of the notes, issued under the Subordinated Indenture); or

•	make any payments with respect to any guarantee by Vistra or Vistra Operations of indebtedness if the guarantee ranks equally with or junior to the notes in right of payment.
For more information about these limitations and the exceptions thereto, see “Description of the Notes—Certain Limitations During an Optional Deferral Period.”
Redemption
We may redeem either series of the notes before maturity:
•
in whole or in part on one or more occasions at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, in the case of the Series A Junior Subordinated Notes, on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and, after the First Series A Reset Date, on any interest payment date for the Series A Junior Subordinated Notes and, in the case of the Series B Junior Subordinated Notes, on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and, after the First Series B Reset Date, on any interest payment date for the Series B Junior Subordinated Notes;

•	in whole, but not in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event (as defined below) with respect to the applicable series;
•
in whole, but not in part, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Credit Event (as defined below). A notice of redemption of the applicable series upon the occurrence of a Tax Credit Event (i) may only be sent by the later of (a) the end of the calendar year in which the applicable series were issued and (b) six months from the date of issuance of the applicable series and (ii) shall be accompanied by an Officer’s Certificate from Vistra Operations stating that a Tax Credit Event has occurred; or

•
in whole, but not in part, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined below) with respect to the applicable series.

For more information, including regarding the events that will constitute a Tax Event, a Tax Credit Event and a Rating Agency Event, see “Description of the Notes—Redemption.”
Change of Control Triggering Event
If a Change of Control Triggering Event (as defined below) occurs and is continuing, we may redeem the notes, in whole but not in part, at our option at a redemption price equal to 101% of the principal amount plus any accrued and unpaid interest thereon to, but excluding the date of redemption.
If we do not redeem the notes following the occurrence of a Change of Control Triggering Event and have not given a redemption notice for any other specified reason, the interest rate on the notes will increase by 5% per annum from and including the date on which the applicable notice of a Change of Control Triggering Event is sent to holders. See “Description of the Notes—Redemption—Redemption Upon a Change of Control Triggering Event.”
Guarantee
Vistra will irrevocably and unconditionally guarantee on a subordinated unsecured basis the full and prompt payment of the principal of and any premium and interest on the notes, when and as it becomes due and payable, whether at maturity or otherwise.
Ranking
The notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated

Indenture, to all of the Senior Indebtedness (as defined herein) of Vistra Operations. The notes will rank effectively junior to Vistra Operations’ secured debt, to the extent of the value of the collateral securing such secured debt (if any), and to all debt and other liabilities of its subsidiaries from time to time outstanding. The Guarantee will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness of Vistra. The Guarantee will rank effectively junior to Vistra’s secured debt, to the extent of the value of the collateral securing such secured debt, and to all debt and other liabilities of its subsidiaries from time to time outstanding. The notes and the Guarantee will rank senior to all of the equity securities of Vistra Operations and Vistra, respectively.
As of June 30, 2026, Vistra Operations had approximately $18.281 billion of indebtedness that would be senior to the notes, while Vistra had no outstanding indebtedness that would be senior to the Guarantee. The provisions of the Subordinated Indenture do not limit the amount of indebtedness issuable by Vistra Operations or the amount of indebtedness or preferred securities issuable by its subsidiaries. Vistra Operations and its subsidiaries may incur additional indebtedness from time to time that will be senior to the notes.
For additional information, see “Description of the Notes—Ranking.”
U.S. Federal Income Tax Considerations
As set forth in “Material U.S. Federal Income Tax Considerations—Classification of the Junior Subordinated Notes,” we intend to take the position that, for U.S. federal income tax purposes, the notes will be treated as indebtedness of Vistra Intermediate Company LLC (“Vistra Intermediate”), which is the regarded parent of Vistra Operations (although there is no controlling authority directly on point). This position is not binding on the Internal Revenue Service or any court. See “Material U.S. Federal Income Tax Considerations—Classification of the Junior Subordinated Notes.”
Each holder of notes will, by accepting the notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the notes constitute indebtedness and will treat the notes as indebtedness for all United States federal, state and local tax purposes. We will treat the notes in the same manner.
We believe that the likelihood of our exercising the option to defer interest payments is “remote” within the meaning of the U.S. Treasury Regulations, and expect the notes to be treated for U.S. federal income tax purposes as “variable rate debt instruments” (“VRDIs”). For these reasons, and based on applicable

U.S. Treasury Regulations and the expected pricing terms of the notes, we expect that the notes will not be treated as issued with original issue discount (“OID”).
Nevertheless, if the option to defer any payment of interest were determined not to be remote, if we exercised such option, or if the pricing terms were to be set in a manner different from our expectations, the notes of such series would be treated as issued with OID at the time of issuance, or reissued with OID at the relevant later point in time. In such case, if you are a U.S. holder (as defined under “Material U.S. Federal Income Tax Considerations”) that owns such notes, you will be required to include such OID in income (as ordinary income) on a constant yield basis for U.S. federal income tax purposes during such period, regardless of your method of accounting for U.S. federal income tax purposes and before the receipt of the cash attributable to the interest.
See “Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders.”
Lack of a Public Market for the Notes
There is no existing trading market for the notes. There can be no assurance regarding:
•	any future development or liquidity of a trading market for the notes;
•	your ability to sell your notes at all; or
•	the prices at which you may be able to sell your notes.
Future trading prices of the notes will depend on many factors, including:
•	prevailing interest rates;
•	our operating results and financial condition; and
•	the markets for similar securities.
We do not currently intend to apply for the listing of either series of the notes on any securities exchange or for quotation of either series of the notes in any dealer quotation system.
Risk Factors
You should carefully consider all the information in this prospectus supplement and the accompanying prospectus (including all the information that is incorporated by reference herein and therein) in deciding whether to invest in the notes.
Use of Proceeds
We expect the net proceeds from the offering of the notes to be approximately $  , after deducting underwriting discounts and estimated expenses of the offering that we will pay. We intend to use the net proceeds of this offering for general corporate purposes, including to make distributions to Vistra to fund the redemption of some or all of Vistra’s outstanding 8.0%

Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”) and 7.0% Series B Fixed-Rate Reset Cumulative Redeemable Green Perpetual Preferred Stock (“Series B Preferred Stock”) upon or following their respective five-year reset dates in October 2026 and December 2026.
Further Issuances
The Series A Junior Subordinated Notes will be limited initially to $   in aggregate principal amount. The Series B Junior Subordinated Notes will be limited initially to $   in aggregate principal amount. We may, however, “reopen” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders. Such additional notes of a series will have the same terms as the notes of such series offered hereby in all respects (except for the payment of interest accruing prior to the issue date of the additional notes of such series and except for the first payments of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the notes offered hereby; provided, however, that if the additional notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, they will have a different CUSIP, ISIN, or other identifying number so that they are distinguishable from the notes offered hereby.
Governing Law
The notes will be governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS
Investing in the notes involves risks. You should carefully consider all the information in this prospectus supplement and the accompanying prospectus (including all the information that is incorporated by reference herein and therein) before deciding to invest in the notes. In particular, you should carefully consider the risk factors set forth below as well as those under the caption “Risk Factors” in Vistra’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Annual Report”) for risks related to the notes and Vistra and Vistra Operations before making an investment decision. For more information, see “Where You Can Find More Information.”
Risks Related to the Notes
While it is not possible for the interest rate on either series of the notes to decrease below the initial interest rate on such series, the interest rate on the Series A Junior Subordinated Notes or the Series B Junior Subordinated Notes may fluctuate over time.
The interest rate on the Series A Junior Subordinated Notes and the Series B Junior Subordinated Notes from the original issuance date to the First Series A Reset Date or the First Series B Reset Date, as applicable, will be    % per year and    % per year, respectively. Beginning on the First Series A Reset Date or the First Series B Reset Date, as applicable, the interest rate on (i) the Series A Junior Subordinated Notes for each Reset Period will equal the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of    %; provided, that the interest rate during any Reset Period will not reset below    %, and (ii) the Series B Junior Subordinated Notes for each Reset Period will equal the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of    %; provided, that the interest rate during any Reset Period will not reset below    %. Accordingly, while it is not possible for the interest rate on either series of the notes to decrease below the initial interest rate on such series, the interest rate on either series for a given Reset Period subsequent to the initial Reset Period may decrease as compared to the interest rate on such series for the prior Reset Period. We have no control over the factors that may affect U.S. Treasury rates, including geopolitical, economic, financial, political, regulatory, judicial or other conditions or events.
The historical Five-year U.S. Treasury Rates are not an indication of future Five-year U.S. Treasury Rates.
As noted above, the annual interest rate on the notes for each Reset Period will be set by reference to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date (provided, that the interest rate during any reset period for a given series will not reset below the initial interest rate for such series). In the past, U.S. Treasury rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury rates is not an indication that U.S. Treasury rates are more or less likely to increase or decrease at any time in the future and you should not take historical U.S. Treasury rates as an indication of future U.S. Treasury rates.
Vistra Operations may elect to defer interest payments on a given series of the notes at its option for one or more periods of up to 10 years.
Vistra Operations may elect at its option to defer payment of all or part of the current and accrued interest otherwise due on either series of the notes for one or more periods of up to 10 consecutive years, as described in this prospectus supplement under “Description of the Notes—Option to Defer Interest Payments.” As a result, holders may not receive interest payments or other payments, including payments of principal, with respect to a series of notes during the deferral period.
An election to defer interest payments on a given series of the notes will also impact our ability to make interest payments on the other series of the notes.
As disclosed elsewhere in this prospectus supplement, if Vistra Operations elects to defer interest payments on a given series of notes, we will not be permitted to make payments on debt securities that rank equally with, or junior to, the applicable series of notes in right of payment. Accordingly, if Vistra Operations elects to defer interest payments on one series of notes while the other series of notes remains outstanding, we would be prohibited from making payments on, and would likely elect to also defer interest payments on, the other series of the notes.

Vistra Operations is not permitted to pay current interest on a given series of the notes until it has paid all outstanding deferred interest on such series, and this could have the effect of extending interest deferral periods.
During a Series A Optional Deferral Period or a Series B Optional Deferral Period of less than 10 years, Vistra Operations will be prohibited from paying current interest on the series of notes subject to such deferral until Vistra Operations has paid all accrued and unpaid deferred interest on such series. As a result, Vistra Operations may not be able to pay current interest on a given series of notes if Vistra Operations does not have available funds to pay all accrued and unpaid interest on such series.
The after-market price of the applicable series of notes may be discounted significantly if Vistra Operations defers interest payments.
If Vistra Operations defers interest payments on a given series of notes, you may be unable to sell your notes of such series at a price that reflects the value of deferred amounts and the after-market price of the notes of such series may be significantly less than the price at which the notes may have been traded if we had not exercised such right. To the extent a trading market develops for either series of the notes, that market may not continue during a Series A Optional Deferral Period or a Series B Optional Deferral Period, as applicable, or during periods in which investors perceive that there is a likelihood of a deferral, and you may be unable to sell notes of either series at those times, either at a price that reflects the value of required payments under the applicable series of notes or at all. In addition, as a result of Vistra Operations’ right to defer interest payments, the market price of the notes is likely to be affected and may be more volatile than other securities that do not have these rights.
If Vistra Operations defers interest payments on either series of the notes, or in certain other circumstances, there will be United States federal income tax consequences to holders of the applicable series of notes.
Vistra Operations believes that the likelihood of its exercising the option to defer interest payments is “remote” within the meaning of the U.S. Treasury Regulations and further expects the notes to be treated for U.S. federal income tax purposes as VRDIs. For these reasons, and based on applicable U.S. Treasury Regulations and the expected pricing terms of the notes, Vistra Operations expects that the notes will not be treated as issued with OID.
Nevertheless, if the option to defer any payment of interest were determined not to be remote, if Vistra Operations exercised such option, or if the pricing terms were to be set in a manner different from expectations, the notes of such series would be treated as issued with OID at the time of issuance, or reissued with OID at the relevant later point in time. If the notes are issued (or reissued) with OID, then if you are a U.S. holder (as defined under “Material U.S. Federal Income Tax Considerations”) that owns such notes, you will be required to include such OID in income (as ordinary income) on a constant yield basis for U.S. federal income tax purposes during such period, regardless of your method of accounting for U.S. federal income tax purposes and before the receipt of the cash attributable to the interest.
If we were to exercise our option to defer payments of interest on the notes, the notes may trade at a price that does not fully reflect the accrued but unpaid interest. In the event of such a deferral, if you are a U.S. holder and dispose of your notes between record dates for payments of interest, you will be required to include OID accrued to the date of such sale, redemption, exchange, retirement or other taxable disposition in taxable income and to add such amount to your adjusted tax basis in your notes. To the extent the selling price is less than your adjusted tax basis, you will recognize a capital loss. Capital losses generally cannot be applied to offset ordinary income, other than a capped de minimis amount to certain holders, for U.S. federal income tax purposes.
See “Material U.S. Federal Income Tax Considerations.”
The notes and the Guarantee are effectively subordinated to substantially all of Vistra Operations’ and Vistra’s, respectively, other debt, including the debt of their respective subsidiaries.
Vistra Operations’ obligations under the notes are subordinate and junior in right of payment to all of its other indebtedness, except any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the notes in right of payment. Similarly, Vistra’s Guarantee of the notes is subordinate and junior in right of payment to all of its other indebtedness, except any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the Guarantee in right of payment. This means that Vistra Operations may be prohibited from making payments on the notes, and Vistra may be prohibited from making payments under the Guarantee, if Vistra Operations or Vistra, respectively, defaults on a payment of any of its other indebtedness and does not cure the default within the applicable grace period.

Due to the subordination provisions described in “Description of the Notes—Ranking” and “Description of Debt Securities—Subordination of Subordinated Debt Securities and Related Vistra Guarantee” in the accompanying base prospectus, in the event of its insolvency, funds that Vistra Operations would otherwise use to make payments on the notes, or that Vistra would otherwise use to make payments under the Guarantee, will be used to pay holders of their respective more senior indebtedness to the extent necessary to pay all of its other more senior indebtedness in full. As a result of those payments, Vistra Operations’ or Vistra’s trade creditors may recover less, ratably, than the holders of all of its other more senior indebtedness and these trade creditors may recover more, ratably, than the holders of the notes. As of June 30, 2026, Vistra Operations had approximately $18.281 billion of indebtedness that would be senior to the notes, while Vistra had no outstanding indebtedness that would be senior to the Guarantee.
In addition, as of June 30, 2026, Vistra Operations had approximately $4.408 billion of available capacity under its $5.5 billion revolving credit facility and approximately $1.452 billion of available capacity under its $1.75 billion commodity-linked revolving credit facility. Any borrowings under these facilities would constitute Senior Indebtedness and would rank senior in right of payment to the notes. Vistra Operations has also issued a zero-balance senior note in connection with its $450 million pre-capitalized trust securities facility, which, if increased in accordance with its terms, would constitute Senior Indebtedness and would rank senior in right of payment to the notes. See Vistra’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 for additional information regarding these facilities and the borrowing capacity available thereunder.
Holders of notes will generally have a junior position to claims of creditors of Vistra Operations’ and Vistra’s respective subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred security holders of Vistra Operations’ and Vistra’s respective subsidiaries.
There are no terms in the Subordinated Indenture or the notes that limit Vistra Operations’ or Vistra’s ability to incur additional indebtedness or the ability of their respective subsidiaries to incur additional indebtedness or issue preferred securities, and Vistra Operations, Vistra and their respective subsidiaries may incur additional indebtedness from time to time that will be senior to the notes.
Each of Vistra and Vistra Operations is a holding company, and their respective subsidiaries may be restricted from distributing cash to them for purposes of meeting Vistra Operations’ obligations under the notes and Vistra’s obligations under the Guarantee.
Each of Vistra and Vistra Operations is a holding company with no independent business operations and no significant assets other than its investments in its subsidiaries. In order to utilize cash from operations of their subsidiaries to meet Vistra Operations’ obligations under the notes and Vistra’s obligations under the Guarantee, Vistra and Vistra Operations will be dependent on their operating subsidiaries’ ability to make such cash available by dividend, debt repayment or otherwise. The ability of their operating subsidiaries to make payments to Vistra and Vistra Operations will depend upon their cash flows and earnings, which, in turn, will be affected by other factors discussed in these “Risk Factors.” Additionally, their operating subsidiaries may not be able to, or may not be permitted to, make distributions to enable Vistra Operations to make payments in respect of its indebtedness, including the notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Vistra Operations’ ability to obtain cash from such subsidiaries. In the event that Vistra Operations does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including the notes. Vistra Operations’ inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its results of operations and financial condition and its ability to satisfy its obligations under the notes. Further, if such operating subsidiaries do not distribute cash to Vistra Operations to make scheduled payments on the notes, Vistra Operations will be dependent only on its own assets, which do not include cash from operations, in order to make such payments, as it conducts substantially all of its operations through its subsidiaries.
Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of Vistra’s and Vistra Operations’ subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. The inability to transfer cash among entities within their respective groups may mean that even though the entities, in aggregate, may have sufficient resources to meet their obligations, they may not be permitted to make the necessary transfers from one entity in their restricted group to another entity in their restricted group in order to make payments to the entity owing the obligations.

Vistra Operations may not be able to generate sufficient cash to service all of its indebtedness, including the notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.
Vistra Operations’ ability to make scheduled payments on or refinance its debt obligations, including the notes, depends on its financial condition and operating performance, as well as the financial condition and operating performance of its operating subsidiaries, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond Vistra Operations’ control. Vistra Operations may make tax-related distributions in order for Vistra to satisfy any consolidated income tax obligations and any obligations under certain tax receivable agreements, which could adversely affect Vistra Operations’ cash flows. Vistra Operations may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including the notes.
If Vistra Operations’ cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the notes. Vistra Operations may not be able to effect any such alternative measures on commercially reasonable terms or at all, and, even if successful, those alternatives may not allow Vistra Operations to meet its scheduled debt service obligations.
An active after-market for the notes does not exist and may not develop.
Each series of the notes constitutes a new issue of securities with no established trading market. No application is being or is intended to be made for the listing or trading of either series of notes on any securities exchange or trading facility or to include either series in any automated quotation system. Although the underwriters have indicated to us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market-making at any time without notice. In addition, the liquidity of any trading market in either series of the notes that may develop, and the market prices quoted therefor, may be adversely affected by, among other things, changes in the overall market for this type of security or the economy more generally and changes in Vistra’s or Vistra Operations’ financial performance or prospects or the prospects for companies in its industry generally. As a result, an active after-market for a given series of the notes may not develop or be sustained and holders of notes may not be able to sell their notes at favorable prices or at all. The difference between bid and ask prices in any secondary market for the notes could be substantial. Accordingly, no assurance can be given as to the liquidity of, or trading market for, either series of the notes, and holders of notes may be required to bear the financial risks of an investment in the notes for a significant period of time.
Credit ratings may not reflect all risks of your investment in the notes and a downgrade, suspension or withdrawal of any rating assigned by a rating agency to Vistra, Vistra Operations or their respective securities, including the notes, could cause the liquidity or trading prices of the notes to decline significantly.
Credit ratings are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time it issues the rating. An explanation of the significance of such rating may be obtained from such rating agency. Although credit ratings are not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time, Vistra’s and Vistra Operations’ debt ratings are an assessment of their respective ability to pay their respective obligations. The notes will be rated by nationally recognized statistical rating agencies and may in the future be rated by additional rating agencies. Consequently, any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal), or any perceived decrease in creditworthiness, could reduce the liquidity or market value of the notes. Rating agency reports or statements on the electric power industry may also negatively impact the market value of the notes. Moreover, the credit ratings assigned to the notes may not reflect the potential impact of all risks related to any trading market, if any, for, or trading value of, the notes.
There can be no assurance that any rating assigned to Vistra, Vistra Operations or the notes will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in the business or financial condition of Vistra or Vistra Operations, so warrant. Credit ratings may be revised or withdrawn at any time by the issuing organization in its sole discretion. Credit rating agencies continually review their ratings for the companies that they follow, including Vistra and Vistra Operations. The credit rating agencies also evaluate the electric power industry as a whole and may change their ratings of Vistra, Vistra Operations or their respective securities, including the notes, based on their overall view of the industry. It is also possible that any ratings may be lowered in connection with this offering or in connection with future events, such as future acquisitions.
Any future lowering of the ratings of Vistra Operations may also make it more difficult or more expensive for Vistra Operations to obtain additional debt financing. In addition, any lowering of the ratings of Vistra, as guarantor of the notes, could adversely affect the ratings or trading price of the notes. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, holders of the notes may lose some or all of the value of their investment. Holders of the notes will have no recourse against Vistra Operations, Vistra or any other parties in the event of a change in, suspension of or withdrawal of any ratings.
Rating agencies may change their practices for rating the notes, which change may affect the market price of the notes.
The rating agencies that currently or may in the future publish a rating for Vistra Operations, including Fitch Ratings, Inc., S&P Global Ratings and Moody’s Investors Service, Inc., each of which is expected to initially publish a rating of the notes, may, from time to time in the future, change the way they analyze securities with features similar to the notes. This may include, for example, changes to the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the notes. If the rating agencies change their practices for rating these types of securities in the future, and the ratings of the notes are subsequently lowered, that could have a negative impact on the trading price of the notes. In addition, Vistra Operations may redeem the notes at its option, in whole, but not in part, if a rating agency makes certain changes in the equity credit methodology for securities such as the notes. See “Description of the Notes—Redemption—Right to Redeem at Rating Agency Event.”
The notes are subject to optional redemption, including upon the occurrence of certain events.
Upon the occurrence of a Change of Control Triggering Event, Vistra Operations may redeem the notes, in whole but not in part, at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption or repurchase. If Vistra Operations does not redeem the notes following the occurrence of a Change of Control Triggering Event, then the prevailing interest rate, and each subsequent interest rate, on the notes shall be increased by 5% per annum from and including the date on which the applicable notice of a Change of Control Triggering Event is sent to holders. See “Description of the Notes—Redemption.”
Additionally, as described under “Description of the Notes—Redemption,” Vistra Operations may redeem either series of the notes, at its option, in whole or in part, at the times and the applicable redemption prices described in this prospectus supplement. Vistra Operations may choose to redeem your notes of a given series at a time when prevailing interest rates are lower than the effective interest rate paid on your notes of that series or at times when the trading price of your notes of that series is above the redemption price. You may not be able to reinvest the redemption proceeds in an investment with a return that is as high as the return you would have earned on the notes of the applicable series if they had not been redeemed and with a similar level of investment risk.
Investors should not expect Vistra Operations to redeem either series of notes on the first or any other date on which they are redeemable.
The Series A Junior Subordinated Notes may be redeemed by Vistra Operations at its option either in whole or in part on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and, after the First Series A Reset Date, on any interest payment date. Similarly, the Series B Junior Subordinated Notes may be redeemed by Vistra Operations at its option either in whole or in part on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and, after the First Series B Reset Date, on any interest payment date. In addition, the notes of either series may be redeemed by Vistra Operations at its option, in whole but not in part, following the occurrence and during the continuance of either a Tax Event or a Rating Agency Event with respect to such series, or upon the occurrence of a Tax Credit Event with respect to such series. Any decision Vistra Operations may make at any time to redeem either series of the notes before their final maturity date will depend upon, among other things, the strength of its balance sheet, its results of operations, its access to the capital markets, interest rates, Vistra Operations’ growth strategy, and general market conditions at such time. Accordingly, while Vistra Operations may decide to do so, investors should not expect Vistra Operations to redeem either series of notes on the first or any other date on which they are redeemable.

Vistra Operations may redeem either series of the notes if a Tax Credit Event occurs.
Vistra Operations may redeem either series of the notes, at its option, in whole, but not in part, if a Tax Credit Event occurs. A “Tax Credit Event” occurs with respect to a series of notes if, in the reasonable determination of Vistra Operations, there exists a material risk, due to the notes (considered on a standalone basis or together with other debt) having been issued, as part of an original issuance, to one or more “specified foreign entities,” as defined in Section 7701(a)(51)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), that Vistra Operations or any of its affiliates would be unable to utilize or otherwise ineligible to claim any tax credits otherwise allowed under Section 38 of the Code. “Specified foreign entities,” as further defined in Section 7701(a)(51)(B) of the Code, generally include, among other entities: (i) the governments of China, Iran, North Korea or Russia or their agencies or instrumentalities, (ii) certain citizens or nationals of such countries, (iii) entities organized under the laws of, or having their principal place of business in, such countries, (iv) entities controlled by any of the above, including subsidiaries, measured by more than 50% ownership of stock in a corporation, profits interests or capital interests in a partnership, or beneficial interest in another entity, (v) certain Chinese military companies described under Section 1260H of the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021, (vi) entities specified under section 154(b) of the National Defense Authorization Act for Fiscal Year 2024 (which currently includes Contemporary Amperex Technology Company (CATL), BYD Company, Envision Energy, EVE Energy Company, Gotion High tech Company, Hithium Energy Storage Technology Company, or any successor company to the foregoing), (vii) certain companies that violate the Uyghur Forced Labor Prevention Act of 2021, and (viii) entities that the Office of Foreign Assets Control of the Department of the Treasury (“OFAC”) has included on the list of specially designated nationals and blocked persons maintained by OFAC. A redemption of a series of notes for this reason would be at a redemption price equal to 101% of the principal amount of the notes being redeemed, in each case together with accrued and unpaid interest to, but excluding, the date of such redemption.
If a Tax Credit Event occurs, such redemption may adversely affect your anticipated return. Vistra Operations may exercise such redemption rights when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as that of the notes that are redeemed. See “Description of the Notes—Redemption—Right to Redeem for a Tax Credit Event.”
The terms of the Credit Agreement and the Commodity-Linked Credit Agreement restrict Vistra Operations’ current and future operations, particularly its ability to respond to changes or take certain actions.
That certain Credit Agreement, dated October 3, 2016 (as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time), among Vistra Operations, as borrower, Vistra Intermediate, Citibank, N.A., as administrative agent and collateral agent, various lenders and letter of credit issuers party thereto, and the other parties named therein (the “Credit Agreement”), that certain Credit Agreement, dated February 4, 2022 (as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time), among Vistra Operations, as borrower, Vistra Intermediate, the lenders party thereto, Citibank, N.A., as administrative agent and collateral agent, and the other parties named therein (the “Commodity-Linked Credit Agreement”), and certain other debt instruments each contain a number of restrictive covenants that impose operating and financial restrictions on Vistra Operations and may limit Vistra Operations’ ability to engage in acts that may be in its long-term best interest, including restrictions on the incurrence of additional debt, liens on property, investments, dividends, mergers, asset sales, prepayments of certain debt and modifications of organizational documents.
Any future indebtedness may include similar or other restrictive terms. These restrictions could materially and adversely affect Vistra Operations’ ability to finance its future operations and capital needs or its ability to pursue acquisitions or other business activities that may be in its interest.
A breach of the covenants under the Credit Agreement, the Commodity-Linked Credit Agreement or such other debt instrument from time to time could result in an event of default under the agreement governing the relevant indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If holders of the notes or Vistra Operations’ lenders accelerate the repayment of Vistra Operations’ capital markets indebtedness or bank borrowings, respectively, Vistra Operations and its subsidiaries may not have sufficient assets to repay that indebtedness.

Vistra, Vistra Operations or one of their respective affiliates could serve as the calculation agent, which could result in a conflict of interest.
The calculation agent that Vistra Operations appoints in connection with any Series A Reset Date or Series B Reset Date will determine the Five-year U.S. Treasury Rate in its sole discretion. See “Description of the Notes—Interest.” Because Vistra Operations will appoint the calculation agent, and the calculation agent Vistra Operations appoints could be Vistra, Vistra Operations or one of their respective affiliates, conflicts of interest could arise in connection with the calculation agent performing its role as calculation agent. Any of the calculation agent’s determinations with respect to either series of notes may adversely affect the value of such notes, the return on such notes and the price at which you can sell such notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes.

USE OF PROCEEDS
We expect the net proceeds from the offering of the notes to be approximately $   , after deducting underwriting discounts and estimated expenses of the offering that we will pay. We intend to use the net proceeds of this offering for general corporate purposes, including to make distributions to Vistra to fund the redemption of some or all of Vistra’s outstanding Series A Preferred Stock and Series B Preferred Stock, upon or following their respective five-year reset dates in October 2026 and December 2026. Pending use of the net offering proceeds as described above, we intend to invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

DESCRIPTION OF THE NOTES
We have summarized selected provisions of the notes below. Vistra Operations Company LLC will issue the Series A Junior Subordinated Notes and the Series B Junior Subordinated Notes under a subordinated debt securities indenture to be dated as of the issue date of the notes, among Vistra Operations Company LLC, as issuer, Vistra Corp., as guarantor (the “Guarantor”), and Wilmington Trust, National Association, as trustee (the “Subordinated Indenture”). Each series of notes is a separate series of subordinated debt securities of Vistra Operations Company LLC described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for other provisions that may be important to you. The following summary supplements that description and, to the extent it is inconsistent, replaces that description.
In this summary description of the notes, unless we state otherwise or the context clearly indicates otherwise, all references to Vistra mean Vistra Corp. only and all references to Vistra Operations mean Vistra Operations Company LLC only. Certain other terms used herein have the meanings set forth in “—Certain Definitions.”
General
Vistra Operations is offering $   aggregate principal amount of its   % Series A Junior Subordinated Notes (the “Series A Junior Subordinated Notes”) and $   aggregate principal amount of its   % Series B Junior Subordinated Notes (the “Series B Junior Subordinated Notes” and together with the Series A Junior Subordinated Notes, the “notes”). The notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
The Series A Junior Subordinated Notes will be limited initially to $   in aggregate principal amount, and the Series B Junior Subordinated Notes will be limited initially to $   in aggregate principal amount. Vistra Operations may, however, “reopen” either series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders and any such additional notes shall form a single series under the Subordinated Indenture with the notes of such series offered by this prospectus supplement; provided, however, that if the additional notes are not fungible with the notes of such series offered hereby for U.S. federal income tax purposes, those additional notes of such series will have a different CUSIP, ISIN, or other identifying number so that they are distinguishable from the notes offered hereby. Any such additional notes shall have the same form and terms as the applicable series of notes offered by this prospectus supplement (other than the offering price, the date of issuance and, under certain circumstances, the date from which interest thereon shall begin to accrue and the first interest payment date, and except that the provisions of the notes specifying the rate of interest thereon to but excluding the First Series A Reset Date or First Series B Reset Date (each as defined below), as applicable, shall not be applicable to any such additional notes whose date of original issuance is on or after such applicable date). As used here, references to “Series A Junior Subordinated Notes”, “Series B Junior Subordinated Notes” or “notes” shall, in each case, include any additional notes of the applicable series issued pursuant to such a reopening. Each series of notes will mature on March 15, 2057.
If any interest payment date, redemption date or the maturity date of the notes is not a Business Day at any Place of Payment, then payment of the principal, premium, if any, and interest may be made on the next Business Day at that Place of Payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.
Guarantee
Vistra will irrevocably and unconditionally guarantee on a subordinated unsecured basis (as described under “—Ranking; Subordination”) the full and prompt payment of the principal of and any premium and interest on the notes when and as the payment becomes due and payable, whether at maturity or otherwise (the “Guarantee”). The Guarantee will provide that in the event of a default in the payment of principal of or any premium or interest on the notes, the holder of that note may institute legal proceedings directly against Vistra to enforce the Guarantee without first proceeding against Vistra Operations. The obligations of Vistra under its Guarantee will be limited to the maximum amount as will result in the obligations of Vistra under its Guarantee not constituting a fraudulent transfer or conveyance.
Ranking; Subordination
The notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness of Vistra Operations. The notes will rank effectively junior to Vistra Operations’ secured debt, to the extent of the value of the collateral securing such secured debt, and to all debt and other liabilities of Vistra Operations’ subsidiaries from time to time outstanding. The Guarantee will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness of Vistra. The Guarantee will rank effectively junior to Vistra’s secured debt, to the extent of the value of the collateral securing such secured debt, and to all debt and other liabilities of Vistra’s subsidiaries from time to time outstanding. The notes and the Guarantee will rank senior to all of the equity securities of Vistra Operations and Vistra, respectively.
As of June 30, 2026, Vistra Operations had approximately $18.281 billion of indebtedness that would be senior to the notes, while Vistra had no outstanding indebtedness that would be senior to the Guarantee.
If Vistra Operations or Vistra defaults in the payment of any principal of, premium (if any) or interest on any of its Senior Indebtedness when the same becomes due and payable (whether at maturity or at a date fixed for prepayment or by acceleration of maturity or otherwise (but subject to any applicable grace periods)), then, unless and until such payment default has been cured or waived or otherwise has ceased to exist or such Senior Indebtedness has been discharged or paid in full, no payment may be made by Vistra Operations or Vistra, as the case may be:
•	on account of the principal of or premium (if any) with respect to, or interest or any other amount due on, the notes or the Guarantee;
•	to acquire any of the notes (including any repurchases of the notes pursuant to the provisions thereof at the option of the holder thereof) for cash or property; or
•	on account of any redemption provisions of the notes.
Holders of Senior Indebtedness of Vistra Operations or Vistra, as applicable, will be entitled to receive payment in full before holders of the notes or claims under the Guarantee, as applicable, are entitled to receive any payment of principal, premium (if any) or interest with respect to the notes and the Guarantee upon the circumstances described in the immediately preceding sentence and upon:
•	any liquidation or reorganization of Vistra Operations or Vistra, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or similar proceeding; or
•	upon assignment by Vistra Operations or Vistra for the benefit of creditors.
After all Senior Indebtedness of Vistra Operations or Vistra is paid in full and until the notes are paid in full, holders of the notes shall be subrogated to the rights of holders of such Senior Indebtedness to receive any further payments applicable to such Senior Indebtedness.
All Senior Indebtedness will be entitled to the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of any Senior Indebtedness. The Subordinated Indenture may not be amended to make any change that adversely affects the rights under the subordination provisions of any holder of an issue of Senior Indebtedness unless the holders of that issue consent to the change pursuant to its terms.
There are no terms in the Subordinated Indenture or the notes that limit Vistra Operations’ or Vistra’s ability to incur additional indebtedness or the ability of their respective subsidiaries to incur additional indebtedness or issue preferred securities, and Vistra Operations, Vistra and their respective subsidiaries may incur additional indebtedness from time to time that will be senior to the notes.
Interest
Subject to our right to defer interest payments as described under “—Option to Defer Interest Payments” below, we will pay interest semi-annually in arrears on September 15 and March 15 of each year, beginning March 15, 2027, to the record holders of the notes at the close of business on the immediately preceding September 1 or March 1, as applicable, whether or not a Business Day.
Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.
The Series A Junior Subordinated Notes will bear interest (i) from and including   , 2026 (the expected original issuance date) to, but excluding the First Series A Reset Date at the rate of   % per year and (ii) from and including the First Series A Reset Date, during each Reset Period (as defined below), at a rate per year equal to the Five-year U.S. Treasury Rate (as defined below) as of the most recent Reset Interest Determination Date (as defined

below) plus a spread of   %, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series A Junior Subordinated Notes).
The Series B Junior Subordinated Notes will bear interest (i) from and including   , 2026 (the expected original issuance date) to, but excluding the First Series B Reset Date at the rate of   % per year and (ii) from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of   %, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below   % (which equals the initial interest rate on the Series B Junior Subordinated Notes).
The applicable interest rate for each Reset Period will be determined by the calculation agent (as defined below), as of the applicable Reset Interest Determination Date, in accordance with the following provisions:
“Five-year U.S. Treasury Rate” means, as of any Reset Interest Determination Date, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the yields to maturity for U.S. Treasury securities adjusted to constant maturity with a maturity of five years from the next Reset Date and trading in the public securities markets, for the five consecutive Business Days immediately prior to the respective Reset Interest Determination Date as published under the heading “Treasury Constant Maturities” in the most recent H.15 as of 5:00 p.m. (Eastern Time), or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the yields to maturity for each of the two series of U.S. Treasury securities adjusted to constant maturity trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Interest Determination Date, and (B) the other maturing as close as possible to, but later than, the Reset Date following the next succeeding Reset Interest Determination Date, in each case for the five consecutive Business Days immediately prior to the respective Reset Interest Determination Date as published under the heading “Treasury Constant Maturities” in the most recent H.15 as of 5:00 p.m. (Eastern Time). If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clause (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same rate determined for the prior Reset Interest Determination Date or, if the Five-year U.S. Treasury Rate cannot be so determined as of the Reset Interest Determination Date preceding (i) the First Series A Reset Date, then the interest rate applicable for the Reset Period beginning on and including the First Series A Reset Date will be deemed to be   % per year for the Series A Junior Subordinated Notes, which is the same interest rate as in effect from and including the original issue date to, but excluding, the First Series A Reset Date, and (ii) the First Series B Reset Date, then the interest rate applicable for the Reset Period beginning on and including the First Series B Reset Date will be deemed to be   % per year for the Series B Junior Subordinated Notes, which is the same interest rate as in effect from and including the original issue date to, but excluding, the First Series B Reset Date.
“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System (or any successor thereto).
The “most recent H.15” means the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Series A Reset Date or Series B Reset Date.
“Reset Date” means a Series A Reset Date or a Series B Reset Date, as applicable.
“Reset Interest Determination Date” means, in respect of any Reset Period, the day falling two Business Days prior to the first day of such Reset Period.
“Reset Period” means the period from and including the First Series A Reset Date or First Series B Reset Date, as applicable, to, but excluding, the next following Series A Reset Date or Series B Reset Date, as applicable, and thereafter each period from and including a Series A Reset Date or Series B Reset Date, as applicable, to, but excluding, the next following Series A Reset Date or Series B Reset Date, respectively.
“Series A Reset Date” means the First Series A Reset Date, the five-year anniversary of the First Series A Reset Date and each five-year anniversary subsequent to that.
“Series B Reset Date” means the First Series B Reset Date, the five-year anniversary of the First Series B Reset Date and each five-year anniversary subsequent to that. The term “calculation agent” means, at any time, the entity appointed by us and serving as such agent with respect to the applicable series of notes at such time. Unless we have validly called all of the outstanding notes of the applicable series for redemption on a redemption date occurring prior to the First Series A Reset Date or First Series B Reset Date, we will appoint a calculation agent for the applicable series of notes prior to the Reset Interest Determination Date immediately preceding the First Series A Reset Date or First Series B Reset Date, as applicable; provided that, if we have called all of the outstanding notes of a particular series for redemption on a redemption date occurring prior to the First Series A Reset Date or First Series B Reset Date, as applicable, but we do not redeem all of the outstanding notes of such series on such redemption date, we will appoint a calculation agent for the notes of such series as promptly as practicable after such proposed redemption date. We may terminate any such appointment and may appoint a successor calculation agent at any time and from time to time (so long as there will always be a calculation agent in respect of each series of notes when so required). We may appoint Vistra Operations or Vistra or one of their respective affiliates as calculation agent.
As provided above, the applicable interest rate for each Reset Period will be determined by the calculation agent as of the applicable Reset Interest Determination Date. Promptly upon such determination, the calculation agent will notify us of the interest rate for the Reset Period and we will promptly notify, or cause the calculation agent to promptly notify, the trustee and each paying agent of such interest rate. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any Reset Period beginning on or after the First Series A Reset Date or First Series B Reset Date, as applicable, will be on file at our principal offices, will be made available to any holder or Beneficial Owner of notes upon request and will be final and binding in the absence of manifest error. The trustee shall be entitled to conclusively rely on any determination made by the calculation agent. In no event shall the trustee be the calculation agent, nor shall the trustee have any liability for such actions taken at the calculation agent’s direction or otherwise in connection with any such determination by the calculation agent. If at any time no calculation agent shall be appointed as provided above, we shall act as the calculation agent.
Option to Defer Interest Payments
So long as there is no event of default with respect to the applicable series of notes under the Subordinated Indenture, at our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on a given series of notes for a period of up to 10 consecutive years. In other words, we may declare at our discretion up to a 10-year interest payment moratorium on either series of the notes and may choose to do that on more than one occasion. A deferral of interest payments may not end on a date other than an interest payment date and may not extend beyond the maturity date of the applicable series of notes, and we may not begin a new Series A Optional Deferral Period or Series B Optional Deferral Period, as applicable, and may not pay current interest on the Series A Junior Subordinated Notes or Series B Junior Subordinated Notes, as applicable, until we have paid all accrued interest on the applicable series of notes from the previous Series A Optional Deferral Period or Series B Optional Deferral Period, as applicable.
Any deferred interest on a given series of notes will accrue additional interest at a rate equal to the interest rate then applicable to such series of notes to the extent permitted by applicable law. Once we pay all deferred interest payments on a given series of the notes, including any additional interest accrued on the deferred interest, we can again defer interest payments on that series of the notes as described above, but not beyond the maturity date of the applicable series of notes.
We will give the trustee an Officer’s Certificate, notifying it of our election to begin, continue or end an Optional Deferral Period at least one Business Day before the record date for the next interest payment date, which Officer’s Certificate shall contain an instruction for the trustee to forward such notice to the holders of the applicable series of notes. However, our failure to pay interest on any interest payment date will itself constitute the commencement or continuation of an Optional Deferral Period with respect to the applicable series of notes unless we pay such interest within five Business Days after the interest payment date, whether or not we provide a notice of deferral; provided that we shall provide the trustee, promptly upon request, such notice of deferral or continuation of such deferral. In connection with the end of an Optional Deferral Period, such Officer’s Certificate will (1) indicate the interest payment date on which we will pay the deferred interest; and (2) state the total amount of interest (including deferred interest) to be paid on such date.

Certain Limitations During an Optional Deferral Period
During a Series A Optional Deferral Period or a Series B Optional Deferral Period, Vistra and Vistra Operations will not do any of the following:
(i)	declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on any Capital Stock of Vistra;
(ii)
pay any principal of, or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Vistra or Vistra Operations that rank equally with, or junior to, the notes in right of payment (including debt securities of other series, such as the other series of the notes, issued under the Subordinated Indenture); or

(iii)	make any payments with respect to any guarantee by Vistra or Vistra Operations of indebtedness if the guarantee ranks equally with or junior to the notes in right of payment.
However, the foregoing restrictions will not apply to:
(a)
purchases, redemptions or other acquisitions of Capital Stock of Vistra in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents or consultants or a stock purchase or dividend reinvestment plan, or the satisfaction of obligations of Vistra pursuant to any contract or security outstanding on the date that the payment of interest is deferred requiring Vistra to purchase, redeem or acquire its Capital Stock;

(b)
any payment, repayment, redemption, purchase, acquisition or declaration of dividend described in clause (i) above as a result of a reclassification of the Capital Stock of Vistra, or the exchange or conversion of all or a portion of one class or series of Vistra’s Capital Stock for another class or series of Vistra’s Capital Stock;

(c)
the purchase of fractional interests in shares of Capital Stock of Vistra pursuant to the conversion or exchange provisions of the Capital Stock of Vistra or the security being converted or exchanged, or in connection with the settlement of stock purchase contracts outstanding on the date that the payment of interest is deferred or in connection with any split, reclassification or similar transaction;

(d)
dividends or distributions paid or made in Capital Stock of Vistra (or rights to acquire Capital Stock of Vistra), or repurchases, redemptions or acquisitions of Capital Stock in connection with the issuance or exchange of Capital Stock (or of securities convertible into or exchangeable for shares of Capital Stock of Vistra) and distributions in connection with the settlement of stock purchase contracts outstanding on the date that the payment of interest is deferred;

(e)
redemptions, exchanges or repurchases of, or with respect to, any rights outstanding under a shareholder rights plan outstanding on the date that the payment of interest is deferred or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future;

(f)
payments on the notes, any trust preferred securities, subordinated debentures, junior subordinated debentures or junior subordinated notes, or any guarantees of any of the foregoing, in each case that rank equal in right of payment to the notes, so long as the amount of payments made on account of such securities or guarantees is paid on all such securities and guarantees then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities and guarantees is then entitled if paid in full;

(g)
any payment of deferred interest or principal on, or repayment, redemption or repurchase of, parity securities that, if not made, would cause Vistra or Vistra Operations to breach the terms of the instrument governing such parity securities;

(h)	any regularly scheduled dividend or distribution payments declared prior to the date that the applicable Series A Optional Deferral Period or Series B Optional Deferral Period commences; or
(i)	for the avoidance of doubt, the conversion of shares of convertible Capital Stock of Vistra, if any, in accordance with the terms of such convertible Capital Stock.

Events of Default
The following are events of default with regard to a series of notes under the Subordinated Indenture:
•	failure to pay interest on the notes of such series for 30 days when due (subject to our right to optionally defer interest payments as described above under “—Option to Defer Interest Payments”);
•	failure to pay principal or any premium on the notes of such series when due;
•
failure to comply with any covenant or agreement in the notes of such series or the Subordinated Indenture (other than an agreement or covenant that has been included in the Subordinated Indenture solely for the benefit of other series of subordinated debt securities) for 90 days after written notice by the trustee or by the holders of at least 30% in principal amount of then outstanding notes of the series affected by the default;

•	specified events involving bankruptcy, insolvency or reorganization of Vistra Operations and Vistra; and
•
any guarantee related to the debt securities ceases to be in full force and effect (other than in accordance with the terms of such guarantee) or the guarantor denies or disaffirms its obligations under its guarantee.

A default under one series of the notes will not necessarily be a default under another series. The trustee may withhold notice to the holders of the notes of any default or event of default (except in any payment on the notes) if the trustee in good faith considers it in the interest of the holders of the debt securities to do so.
If an event of default for either series of the notes occurs and is continuing, the trustee or the holders of at least 30% in principal amount of the outstanding notes of the series affected by the default may declare the principal of and all accrued and unpaid interest on the notes of such series to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and accrued and unpaid interest on all outstanding notes of the affected series will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding notes of the series affected by the default may in some cases rescind this accelerated payment requirement.
Notwithstanding the above, upon the occurrence of an event of default under the third bullet above, neither the trustee nor holders of the notes of the applicable series will be entitled to declare payment on the principal amount of the notes of the applicable series and any accrued interest thereon immediately due and payable. However, they may exercise other rights and remedies available under the Subordinated Indenture upon the occurrence of an event of default.
Merger, Consolidation or Sale of Assets
The Subordinated Indenture limits the ability of Vistra Operations and the Guarantor to enter into mergers, consolidations or transfers of all of their respective assets as described below.
Vistra Operations and the Guarantor may not: (1) consolidate or merge with or into another Person (whether or not Vistra Operations or the Guarantor is the surviving corporation) or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Vistra Operations and its subsidiaries or the Guarantor and its subsidiaries, taken as a whole, as the case may be, in one or more related transactions, to another Person; unless:
(1)
either (a) Vistra Operations or the Guarantor, as the case may be, is the surviving entity or (b) the Person formed by or surviving any such consolidation or merger (if other than Vistra Operations or the Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

(2)
the Person formed by or surviving any such consolidation or merger (if other than Vistra Operations or the Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of Vistra Operations under the Subordinated Indenture and the notes or of Vistra under the Subordinated Indenture and the Guarantee, as applicable; and

(3)	immediately after such transaction, no event of default exists.
This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)
a merger, amalgamation or consolidation solely for the purpose of reincorporating or reorganizing Vistra Operations or Vistra in another jurisdiction or forming a direct or indirect holding company of Vistra Operations or Vistra; and

(2)
any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Vistra Operations, Vistra and their respective subsidiaries, including by way of merger or consolidation.

Agreement by Holders to Certain Tax Treatment
Each holder of the notes will, by accepting the notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the notes constitute debt and will treat the notes as debt for United States federal, state and local tax purposes.
No Sinking Fund
The notes will not be entitled to the benefit of any sinking fund.
No Listing
No application is being or is intended to be made for the listing or trading of either series of notes on any securities exchange or trading facility or to include either series in any automated quotation system.
Redemption
The notes may be redeemed before maturity as described below.
Optional Redemption
We may redeem the Series A Junior Subordinated Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date.
We may redeem the Series B Junior Subordinated Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date.
Right to Redeem at Tax Event
Each series of notes is redeemable, in whole, but not in part, at 100% of the principal amount of the applicable series, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event with respect to such series.
Right to Redeem for Tax Credit Event
Each series of notes is redeemable, in whole, but not in part, at 101% of the principal amount of the applicable series, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Credit Event with respect to such series. A notice of redemption of the notes upon the occurrence of a Tax Credit Event (i) may only be sent by the later of (a) the end of the calendar year in which the notes were issued and (b) six months from the date of issuance of the notes and (ii) shall be accompanied by an Officer’s Certificate from Vistra Operations stating that a Tax Credit Event has occurred.
Right to Redeem at Rating Agency Event
Each series of notes is redeemable in whole, but not in part, at 102% of the principal amount of the applicable series, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event with respect to such series.

Right to Redeem at Change of Control Triggering Event
Each series of notes is redeemable, in whole, but not in part, at 101% of the principal amount of the applicable series, plus accrued and unpaid interest to, but excluding, the redemption date (a “Change of Control Payment”), at any time following the occurrence of a Change of Control Triggering Event (a “Change of Control Redemption”).
Unless Vistra Operations has previously or concurrently given a redemption notice to holders of all outstanding notes of such series pursuant to “—Optional Redemption,” “—Right to Redeem at Tax Event,” “—Right to Redeem at Rating Agency Event,” or “—Right to Redeem for Tax Credit Event,” within 30 days following any Change of Control Triggering Event in respect of such notes or, at Vistra Operations’ option, prior to any Change of Control Triggering Event, but after the public announcement of the related Change of Control, Vistra Operations will send a notice to each holder of such notes (with a copy to the trustee) describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and either Vistra Operations’ election not to redeem such notes or the date of the Change of Control Payment (the “Change of Control Payment Date”). The notice shall, if sent prior to the occurrence of the Change of Control Triggering Event, state that the Change of Control Redemption is conditioned on the Change of Control Triggering Event occurring on or prior to the redemption date specified in the notice. If no Change of Control Redemption is made by Vistra Operations within the time periods specified in this paragraph following a Change of Control Triggering Event with respect to such series of notes and Vistra Operations has not otherwise given a redemption notice to holders of all outstanding notes of such series pursuant to “—Optional Redemption,” “—Right to Redeem at Tax Event,” “—Right to Redeem at Rating Agency Event,” or “—Right to Redeem for Tax Credit Event,” the per annum rate of interest payable on such series of notes will be increased by an additional 5.0 percentage points from and including the date on which the applicable notice of a Change of Control Triggering Event is sent to holders and Vistra Operations shall send a notice to the trustee and the paying agent (in the form of an Officer’s Certificate), notifying it of such increase and of the amount of interest payable on the next interest payment date. Unless and until the trustee and the paying agent receive such notice, they may conclusively assume no change has been made to the interest rate.
On and after a Change of Control Payment Date, interest will cease to accrue on such series of notes called for redemption (unless Vistra Operations defaults in the payment of the redemption price and accrued interest). On or before the Change of Control Payment Date, Vistra Operations will deposit with the trustee money sufficient to pay the redemption price of and accrued and unpaid interest to the redemption date of such notes; provided that any installment of interest due and payable on an interest payment date that is also the redemption date shall be paid in accordance with the provisions described under “—Redemption Procedures; Cancellation of Redemption.”
Redemption Procedures; Cancellation of Redemption
Notwithstanding any statement under this caption “—Redemption” or elsewhere in this prospectus supplement to the contrary, installments of interest on the notes of a given series that are due and payable on any interest payment date falling on or prior to a redemption date for such series of notes will be payable on that interest payment date to the registered holders thereof as of the close of business on the relevant record date according to the terms of the applicable series of notes and the Subordinated Indenture, except that, if the redemption date for any notes falls on any day during a Series A Optional Deferral Period or Series B Optional Deferral Period, as applicable, accrued and unpaid interest on such notes will be paid on such redemption date to the persons entitled to receive the redemption price of such notes. For the avoidance of doubt, the interest payment date falling immediately after the last day of a Series A Optional Deferral Period or Series B Optional Deferral Period, as applicable, will not be deemed to fall on a day during such Optional Deferral Period.
Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed (with a copy to the trustee). If, at the time a notice of redemption is given, we have not effected satisfaction and discharge or defeasance of the notes as described in the accompanying base prospectus and such notice of redemption is not being given in connection with or in order to effect satisfaction and discharge or defeasance of the notes, then, if the notice of redemption so provides and at our option, the redemption may be subject to the condition that the trustee shall have received, on or before the applicable redemption date, monies in an amount sufficient to pay the redemption price and accrued and unpaid interest on the notes called for redemption to, but excluding, the redemption date. If monies in such amount are not received by the trustee on or before such redemption date, such notice of redemption shall be automatically canceled and of no force or effect, such proposed redemption shall be automatically canceled and we shall not be required to redeem the notes called for redemption on such redemption date. In the event that a redemption is canceled, we will, not later than the

Business Day immediately following the proposed redemption date, deliver, or cause to be delivered, notice of such cancellation to the registered holders of the notes called for redemption (which notice will also indicate that any notes or portions thereof surrendered for redemption will be returned to the applicable holders), and we will cause the prompt return of any notes or portions thereof that have been surrendered for redemption to the applicable holders.
Unless Vistra Operations or Vistra default in payment of the redemption price or the proposed redemption is rescinded, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. The trustee shall have no duty to calculate or confirm the redemption price. If less than all of the notes of a given series are to be redeemed on any redemption date, the particular notes (or portions thereof) to be redeemed shall be selected on a pro rata basis (or, in the case of notes in book-entry form represented by one or more global notes, pursuant to the applicable depositary procedures). No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC, the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.
The Trustee
The trustee for the notes will be Wilmington Trust, National Association. The trustee will administer its corporate trust business at 99 Wood Avenue South, Suite 1000, Iselin, NJ 08830 or such other address as it may notify the Company from time to time. Affiliates of Wilmington Trust, National Association may perform certain commercial banking services for us for which they may receive customary fees. Wilmington Trust, National Association also serves as trustee under other indentures under which we and certain of our affiliates have issued securities.
Governing Law
The indenture, the notes and the Guarantee are governed by the laws of the State of New York.
Certain Definitions
“Attributable Debt” means, in respect of a sale and leaseback transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have a corresponding meaning.
“Board of Directors” means:
(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;
(2)	with respect to a partnership, the board of directors of the general partner of the partnership;
(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and
(4)	with respect to any other Person, the board or committee of such Person serving a similar function.
“Business Day” means each day other than a Saturday, a Sunday or a day on which banking institutions in New York City (and, with respect to payments, in the place of payment) are authorized or required by law to remain closed.

“Capital Stock” means:
(1)	in the case of a corporation, corporate stock;
(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)
any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capitalized Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
“Change of Control” means the occurrence of any of the following after the Issue Date:
(1)
the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Vistra and its subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act), but excluding any employee benefit plan of Vistra or any of its subsidiaries, or any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of such plan; or

(2)
Vistra becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than (x) any employee benefit plan of Vistra or any of its subsidiaries, or any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of such plan, (y) any one or more parents of Vistra in which no “person” directly or indirectly, holds beneficial ownership of Voting Stock representing more than 50% of the aggregate voting power represented by the issued and outstanding Voting Stock of such parent, or (z) an entity owned directly or indirectly by the direct or indirect stockholders of Vistra in substantially the same proportion as their direct or indirect ownership of Voting Stock of Vistra prior to such transaction, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Vistra, measured by voting power rather than number of shares.

For the avoidance of doubt, for purposes of this definition, (i) a merger or consolidation of a subsidiary of Vistra into another subsidiary of Vistra, or (ii) a sale of a subsidiary of Vistra to another person in a transaction not prohibited by the terms of the Subordinated Indenture will not be deemed to be a Change of Control.
Notwithstanding the preceding or any provision of Rule 13d-3 or 13d-5 under the Exchange Act, (i) a Person or “group” shall not be deemed to Beneficially Own securities subject to an equity or asset purchase agreement, merger agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the transactions contemplated by such agreement, (ii) a Person or “group” will not be deemed to Beneficially Own the Voting Stock of another Person as a result of its ownership of Voting Stock or other securities of such other Person’s parent entity (or related contractual rights) unless it owns more than 50% of the total voting power of the Voting Stock of such parent entity, and (iii) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a “Beneficial Owner.”
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.
“Fitch” means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.
“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; provided, however, that, if (i) any operating lease would be recharacterized as a capital lease due to changes in the accounting treatment of such operating leases under GAAP since the Issue Date, then, solely with respect to the accounting treatment of any such lease, GAAP shall be interpreted as it was in effect on the Issue Date and (ii) if Vistra Operations notifies the trustee that it desires to eliminate the effect of any change occurring after the Issue Date in GAAP or in the application thereof on the operation of any provision of the Subordinated Indenture, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.
“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; or
(2)
(i) agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates, commodity prices or commodity transportation or transmission pricing or availability; (ii) any netting arrangements, power purchase and sale agreements, fuel purchase and sale agreements, swaps, options and other agreements, in each case, that fluctuate in value with fluctuations in energy, power or gas prices; and (iii) agreements or arrangements for commercial or trading activities with respect to the purchase, transmission, distribution, sale, lease or hedge of any energy related commodity or service.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables, except as provided in clause (5) below), whether or not contingent:
(1)	in respect of borrowed money;
(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
(3)	in respect of bankers’ acceptances;
(4)	representing Capitalized Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;
(5)
representing the balance deferred and unpaid of the purchase price of any property (including trade payables) or services due more than six months after such property is acquired or such services are completed;

(6)	representing the net amount owing under any Hedging Obligations; or
(7)
if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person; provided, that the amount of such Indebtedness shall be deemed not to exceed the lesser of the amount secured by such Lien and the value of the Person’s property securing such Lien.
“Investment Grade” in respect of a series of notes means a rating of: (a) Baa3 or better by Moody’s; (b) BBB- or better by Fitch; or (c) BBB- or better from S&P (or the equivalent of such rating by such rating organization or, if no rating of Moody’s, Fitch or S&P exists, the equivalent of such rating by any other Nationally Recognized Statistical Rating Organization selected by Vistra Operations as a replacement agency).
“Issue Date” means   , 2026.

“Lien” means, with respect to any asset, any mortgage, pledge, security interest, hypothecation, collateral assignment, lien (statutory or other) or similar encumbrance (including any conditional sale or other title retention agreement or any lease or license in the nature thereof); provided that in no event shall an operating lease be deemed to be a Lien.
“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.
“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act.
“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
“Place of Payment” means, with respect to the notes of any series, the place or places where the principal of, premium (if any) and interest on the notes of that series are payable as specified in accordance with the Subordinated Indenture.
“Rating Agencies” means (1) Moody’s, (2) Fitch, (3) S&P and (4) if any of Moody’s, Fitch or S&P shall not make a rating of the notes of a series available, a Nationally Recognized Statistical Rating Organization selected by Vistra Operations which shall be substituted for Moody’s, Fitch or S&P, as the case may be, with respect to such series of notes.
“Rating Agency Event” means, as of any date, a change, clarification or amendment in the methodology published by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended (or any successor provision thereto), that then publishes a rating for Vistra or Vistra Operations (together with any successor thereto, a “rating agency”) in assigning equity credit to securities such as the notes, (a) as such methodology was in effect on the date of this prospectus supplement, in the case of any rating agency that published a rating for Vistra or Vistra Operations as of the date of this prospectus supplement, or (b) as such methodology was in effect on the date such rating agency first published a rating for Vistra or Vistra Operations, in the case of any rating agency that first publishes a rating for Vistra or Vistra Operations after the date of this prospectus supplement (in the case of either clause (a) or (b), the “current methodology”), that results in (i) any shortening of the length of time for which a particular level of equity credit pertaining to the notes of either series by such rating agency would have been in effect had the current methodology not been changed or (ii) a lower equity credit (including up to a lesser amount) being assigned by such rating agency to the notes of either series as of the date of such change, clarification or amendment than the equity credit that would have been assigned to such notes by such rating agency had the current methodology not been changed.
“Rating Date” means the earlier of (1) the consummation of a Change of Control, and (2) public announcement of the occurrence of a Change of Control or of the intention of Vistra Operations to effect a Change of Control.
“Rating Decline” means the decrease in the rating of a series of notes by two or more Rating Agencies by one or more gradations (including gradations within rating categories as well as between rating categories) from its rating on the Rating Date, or the withdrawal of a rating of a series of notes by two or more Rating Agencies, in each case on, or within 60 days after, the Rating Date (which period shall be extended so long as the rating of such series of notes is under publicly announced consideration by any of the Rating Agencies); provided that such Rating Agencies have confirmed that such decrease in or withdrawal of rating is a result of the Change of Control, and provided, further, that no Rating Decline shall occur if following such decrease in rating, (x) the senior unsecured rating assigned to Vistra Operations by at least two Rating Agencies is Investment Grade or (y) the ratings of the notes of such series by at least two Rating Agencies are equal to or better than their respective ratings on the Issue Date.
If no Rating Agency announces an action with regard to its rating of the notes after the occurrence of a Change of Control, Vistra Operations shall request each Rating Agency to confirm its rating of the notes before the end of such 60-day period.
“S&P” means S&P Global Ratings (a division of S&P Global, Inc.) or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.
“Senior Indebtedness” means (i) with respect to Vistra Operations and the notes, all Indebtedness of Vistra Operations and (ii) with respect to Vistra and the Guarantee, all Indebtedness of Vistra, in each case whether outstanding as of the date of the Subordinated Indenture or thereafter created, incurred or assumed, unless, by the terms of the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding, it is provided that such Indebtedness is not superior in right of payment to the notes, in the case of Vistra Operations, or the Guarantee, in the case of Vistra, or to other Indebtedness that is pari passu with or subordinated to the notes, in the case of Vistra Operations, or the Guarantee, in the case of Vistra, and includes any modification, refunding, deferral, renewal or extension of any such Indebtedness and any securities, notes or other evidences of Indebtedness issued in exchange for such Indebtedness; provided that “Senior Indebtedness” does not include (a) Indebtedness of Vistra Operations or Vistra owed or owing to any subsidiary or any officer, director or employee of Vistra Operations, Vistra or any of their respective subsidiaries, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by Vistra Operations or Vistra.
A “Tax Credit Event” means, with respect to a series of the notes, if in the reasonable determination of Vistra Operations, there exists a material risk, due to the notes (considered on a standalone basis or together with other debt) having been issued, as part of an original issuance, to one or more “specified foreign entities,” as defined in Section 7701(a)(51)(B) of the Code, that Vistra Operations or any of its affiliates would be unable to utilize or otherwise ineligible to claim any tax credits otherwise allowed under Section 38 of the Code.
“Tax Event” means the receipt by us of an opinion of counsel experienced in such tax matters to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties of the United States or any political subdivisions or taxing authorities, or any regulations under such laws or treaties, (b) any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to issue or adopt any such administrative pronouncement, ruling, regulatory procedure or regulation), (c) any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the theretofore generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, irrespective of the time or manner in which such amendment, clarification or change is introduced or made known, or (d) threatened challenge asserted in writing in connection with an audit of Vistra or any of its subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, which amendment, clarification, or change is effective, or which administrative action is taken or which judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known, in each case after the date of this prospectus supplement, there is more than an insubstantial risk that interest payable by us on the applicable series of notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for United States federal income tax purposes.
“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person under ordinary circumstances.
Book-Entry Delivery and Settlement
Global Notes
We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee.
DTC, Clearstream and Euroclear
Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of Beneficial Owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe) (“Euroclear”), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.
DTC has advised us as follows:

•
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•
DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.
•
DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•
Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.
We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of Vistra, Vistra Operations, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.
We expect that under procedures established by DTC:
•
upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•
ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in the notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Subordinated Indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the Subordinated Indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Subordinated Indenture or the global note.

None of Vistra, Vistra Operations, the underwriters or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.
Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.
Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.
Clearance and Settlement Procedures
Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.
Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the Business Day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such Business Day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the Business Day following settlement in DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes
We will issue certificated notes to each person that DTC identifies as the Beneficial Owner of the notes represented by the global notes upon surrender by DTC of the global notes if:
•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;
•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or
•	we determine not to have the notes represented by a global note.
Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the Beneficial Owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following section provides a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of the notes. Except as otherwise indicated, this discussion applies equally to each series of the notes. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authority and administrative interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel, with respect to the U.S. federal tax consequences of holding or disposing of the notes.
This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any state, local, non-U.S. or other jurisdiction, or any income tax treaty, U.S. estate or gift tax laws or the Medicare tax on net investment income. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s investment or other circumstances, holders also holding any of our existing indebtedness that is redeemed with the proceeds of this offering, or to certain categories of holders that may be subject to special rules, such as dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or other risk reduction transaction, U.S. expatriates, regulated investment companies, real estate investment trusts, persons subject to any minimum tax, entities that are tax-exempt for U.S. federal income tax purposes, financial institutions, insurance companies, persons required to recognize any item of gross income for U.S. federal income tax purposes with respect to the notes no later than when such item is taken into account on an applicable financial statement, and partnerships and other pass-through entities and holders of interests therein.
If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner of such partnership generally will depend on the tax status of the partner and the tax treatment of the partnership. Partnerships holding notes and their partners should consult with their tax advisors as to the particular U.S. federal income tax consequences of the ownership and disposition of the notes.
Classification of the Junior Subordinated Notes
The determination of whether a security is classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes. We intend to take the position, under current law and based on the facts contained in this prospectus supplement, the terms of the Subordinated Indenture and the notes, that the notes will be treated as indebtedness of Vistra Intermediate, which is the regarded parent of Vistra Operations for U.S. federal income tax purposes (although there is no controlling authority directly on point). This position is not binding on the IRS or any court, and there can be no assurance that the IRS or a court will agree with this position. If the IRS were to successfully challenge the classification of the notes as indebtedness, interest payments on the notes would be treated for U.S. federal income tax purposes as dividends to the extent of Vistra Intermediate’s current or accumulated earnings and profits. In the case of non-U.S. holders, distributions treated as dividends would be subject to withholding of U.S. income tax, except to the extent otherwise provided by an applicable income tax treaty or exemption under the Code. We agree, and by acquiring an interest in a note each Beneficial Owner of a note will agree, to treat the notes as indebtedness for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences that will arise if the notes are not treated as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the notes will be respected as indebtedness for U.S. federal income tax purposes.
Redemption
In certain circumstances described under “Description of the Notes—Redemption,” we may be obligated, or may elect, to make payments on the notes in excess of stated interest and principal. We intend to take the position that the notes are not contingent payment debt instruments for U.S. federal income tax purposes because the likelihood of these additional payments (or any other contingencies under the terms of the notes) occurring is remote, and, under applicable Treasury Regulations, remote contingencies do not result in the treatment of a debt instrument as a contingent payment debt instrument. If the IRS were to successfully challenge such position, such that the notes are treated as contingent payment debt instruments, the U.S. federal income tax consequences of owning and disposing of the notes may differ materially from those described below (including the accrual of ordinary interest income at a higher rate than the stated interest rate on the notes, and the treatment of gain on a taxable disposition of the notes as ordinary income rather than capital gain). Our determination is binding on you, unless you explicitly disclose a contrary treatment in a statement attached to your timely filed U.S. federal income tax return for the taxable year during which the notes were acquired. You are urged to consult your tax advisor regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.
Tax Consequences to U.S. Holders
You are a “U.S. holder” for purposes of this discussion if you are a Beneficial Owner of a note and you are for U.S. federal income tax purposes:
•	an individual who is a U.S. citizen or U.S. resident alien;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest Income and Original Issue Discount
Consistent with the discussion of remote contingencies described in “—Redemption” above, under applicable Treasury Regulations, a “remote” contingency that stated interest will not be timely paid is ignored in determining whether a debt instrument is issued with OID. We believe that the likelihood that we exercise our option to defer interest payments is remote. Based on the foregoing, we expect that the notes will not be considered to be issued with OID at the time of their original issuance. Accordingly, you should expect to include interest payments on the notes in gross income in accordance with your method of tax accounting.
In addition to the foregoing, we expect the notes to be treated for U.S. federal income tax purposes as VRDIs. Based on the Treasury Regulations applicable to variable rate debt instruments and the expected pricing terms of the notes, we do not expect the notes to be treated as issued with OID.
Under the applicable Treasury Regulations, if the option to defer any payment of interest were determined not to be remote, if we exercised such option, or if the pricing terms were to be set in a manner different from our expectations, the notes of such series would be treated as issued with OID at the time of issuance or at the relevant later point in time, as the case may be. In such event, all or a portion of stated interest on the notes would thereafter be treated as OID, and you generally would be required to include the OID in gross income as it accrues, regardless of your method of tax accounting. The amount of OID includible in gross income is determined using a constant yield method, which may result in the inclusion of income prior to the receipt of cash payments.
Sale, Redemption, Exchange, Retirement or Other Taxable Disposition of the Notes
You generally will recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in gross income) and your adjusted tax basis in the note. Your proceeds will include the amount of any cash and the fair market value of any other property received for the note.

The gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitation.
Assuming that we do not exercise our option to defer interest payments and the notes otherwise are not considered to have OID, your adjusted tax basis in the note generally will equal the amount you paid for the note, subject to certain adjustments. If we elect to defer interest payments or the notes otherwise are considered to have OID, your adjusted tax basis in the notes generally will be the initial purchase price, increased by the OID previously includible in your gross income up to the date of such sale, redemption, exchange, retirement or other taxable disposition, and decreased by payments received on the notes since and including the date that the notes were deemed to be issued with OID.
If we were to exercise our option to defer payments of interest on the notes, the notes may trade at a price that does not fully reflect the accrued but unpaid interest. In the event of such a deferral, if you dispose of your notes between record dates for payments of interest, you will be required to include OID accrued to the date of such sale, redemption, exchange, retirement or other taxable disposition in taxable income and to add such amount to your adjusted tax basis in your notes. To the extent the selling price is less than your adjusted tax basis, you will recognize a capital loss. Capital losses generally cannot be applied to offset ordinary income, other than a capped de minimis amount, for U.S. federal income tax purposes.
Information Reporting and Backup Withholding
Information reporting will apply to payments of interest (and OID) on, and the proceeds of the sale, redemption, exchange, retirement or other taxable disposition of, notes held by you, and backup withholding will apply to such payments unless you provide us or another appropriate person with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.
Tax Consequences to Non-U.S. Holders
You are a “non-U.S. holder” for purposes of this discussion if you are a Beneficial Owner of a note and you are an individual, corporation, estate or trust that is not a U.S. holder.
Interest on the Notes
Subject to the discussions below on backup withholding and Foreign Account Tax Compliance Act (“FATCA”) withholding, interest income on a note that you receive generally will not be subject to U.S. federal income or withholding tax due to the “portfolio interest exemption” if you are a non-U.S. holder, the interest is not effectively connected with your conduct of a trade or business in the United States and you:
•	do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock;
•	are not a bank whose receipt of interest on a note is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;
•	are not a controlled foreign corporation that is related, directly or indirectly, to us through sufficient stock ownership; and
•
provide the U.S. person who would otherwise be required to withhold tax from the interest with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate substitute or successor form) and certify on such form under penalties of perjury that the Beneficial Owner of the note is not a United States person (as defined in the Code).

If the portfolio interest exemption is not available with respect to interest on a note, then such interest may be subject to U.S. federal income and withholding tax at a rate of 30%. To claim an exemption from (or reduction in) withholding under the benefits of an applicable income tax treaty, you must provide a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable.

Interest on a note that is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, interest that is attributable to a permanent establishment you maintain within the United States) is not subject to withholding if you provide a properly completed IRS Form W-8ECI. However, you generally will be subject to U.S. federal income tax on such interest on a net income basis at rates applicable to a United States person (as defined in the Code), and if you are a non-U.S. corporation you also may be subject to the 30% U.S. branch profits tax in respect of such interest, unless reduced or eliminated by an applicable treaty.
You should consult your tax advisor regarding any applicable income tax treaties that may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.
References to interest in this subsection shall include OID, if any, triggered if the option to defer any payments of interest were determined not to be remote, if Vistra Operations exercised such option, or if the pricing terms were to be set in a manner different from our expectations.
Sale, Redemption, Exchange, Retirement or Other Taxable Disposition of the Notes
Subject to the discussion below regarding backup withholding you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (as described immediately below) (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by you in the United States) or (ii) you are an individual who is present in the United States for 183 days or more in the taxable year in which the sale, redemption, exchange, retirement or other taxable disposition occurs and certain other conditions are met, in which case you generally will be subject to U.S. federal income tax on such gain at a flat rate of 30% (unless a lower applicable income tax treaty rate applies).
If you are engaged in a trade or business in the United States and gain on a note is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by you within the United States), you generally will be subject to U.S. federal income tax at regular graduated income tax rates in the same manner as if you were a United States person (as defined in the Code), subject to any modification provided under an applicable income tax treaty. If you are a non-U.S. corporation for U.S. federal income tax purposes, such gain also may be subject to a U.S. branch profits tax at the rate of 30%, or lower applicable treaty rate, of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.
Proceeds from the disposition of a note that are attributable to accrued but unpaid interest (including OID, if any) generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a note.
You are urged to consult your tax advisor regarding the U.S. tax consequences to you of a sale, redemption, exchange, retirement or other taxable disposition of notes.
Information Reporting and Backup Withholding
The amount of any interest (and OID) paid to you and the amount of tax, if any, withheld with respect to such interest must be reported annually to the IRS and to you. In addition, you generally will be required to comply with certain certification procedures in order to establish that you are not a U.S. person in order to avoid backup withholding with respect to payments of principal and interest (and OID) on or the proceeds of a disposition of the notes. Copies of the information returns reporting such interest payments and the amount of any tax withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided the required information is timely provided to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such an exemption.
FATCA
Under FATCA, withholding at a rate of 30% generally will be required in certain circumstances on interest (including OID, if any) payments in respect of the notes made to or through certain foreign financial entities

(including investment funds) that do not qualify for an exemption from these rules, unless the entities either (i) enter into, and comply with, an agreement with the IRS to undertake certain diligence and to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons (as defined in the Code) and by certain non-U.S. entities that are wholly or partially owned by U.S. persons (as defined in the Code) and to withhold 30% on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, undertakes such diligence and reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, payments of interest in respect of notes held by or through a non-financial foreign entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS, as required. Proposed Treasury Regulations provide that payments of gross proceeds from the sale or other disposition of the notes are not subject to withholding under FATCA. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued or the proposed Treasury Regulations are revoked. We will not pay any additional amounts to holders of notes in respect of any such amounts withheld. You should consult your tax advisor regarding the possible implications of these rules on your investment in the notes.
This summary of material U.S. federal income tax considerations is intended for general information only and is not to be construed as tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws (including estate and gift tax laws) to your particular situation as well as any tax consequences under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING
Vistra Operations, Vistra and the underwriters for the offering named below, for whom Barclays Capital Inc., BofA Securities, Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc. and Truist Securities, Inc. are acting as representatives, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table at the public offering prices, less the underwriting discounts, set forth on the cover page of this prospectus supplement.

Underwriter	Principal Amount of Series A Junior Subordinated Notes	Principal Amount of Series B Junior Subordinated Notes
Barclays Capital Inc.	$	$
BofA Securities, Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.
BBVA Securities Inc.
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Natixis Securities Americas LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.
Total	$	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.
The following table shows the underwriting discount to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the applicable series of notes).

Paid by us
Per Series A Junior Subordinated Notes	%
Per Series B Junior Subordinated Notes	%
Total	$

The underwriters propose to offer the notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at that public offering price less a concession not in excess of:
•	% of the principal amount in the case of the Series A Junior Subordinated Notes; and
•	% of the principal amount in the case of the Series B Junior Subordinated Notes.

The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:
•	% of the principal amount in the case of the Series A Junior Subordinated Notes; and
•	% of the principal amount in the case of the Series B Junior Subordinated Notes.
After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Each series of the notes is a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in each series of the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes.
In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $  .
Vistra Operations and Vistra have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
Extended Settlement
We expect to deliver the notes against payment for the notes on or about   , 2026, the tenth Business Day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one Business Day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first Business Day before the delivery of the notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the first Business Day before the delivery of the notes should consult their own advisors.
Conflicts of Interest
Some of the underwriters and/or their respective affiliates have, from time to time, engaged in, and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and reimbursements for these transactions. Certain of the underwriters and their affiliates hold Series A Preferred Stock and Series B Preferred Stock, and to the extent we use the net proceeds to fund the redemption of some or all of Vistra's outstanding Series A Preferred Stock and Series B Preferred Stock following their respective five-year reset days in October 2026 and December 2026, such underwriters or their respective affiliates may receive a portion of the net proceeds from this offering. In addition, affiliates of the underwriters from time to time have acted or in the future may continue to act as agents and lenders to us and our affiliates and subsidiaries under our various credit and short-term lending facilities, including our revolving credit and receivables facilities, and/or bilateral letter of credit facilities, or may hold positions in our existing senior notes, for which services they expect to receive customary compensation. For example, affiliates of certain underwriters are lenders under the Credit Agreement and the Commodity-Linked

Credit Agreement. Additionally, certain of the underwriters that participate in our various credit and short-term lending facilities may also periodically advise us in debt offerings or other capital markets or M&A strategies and considerations.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of them routinely hedge, and certain others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters or their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Prohibition of Sales to EEA Retail Investors
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.
Notice to Prospective Investors in the United Kingdom
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes: (a) the expression “retail investor” means a person who is one (or more) of the following: (i) not a “professional client”, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”) (“UK MiFIR”); or (ii) not a “qualified investor” as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“POATRs”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for such securities. Consequently, no disclosure document required by the UK Financial Conduct Authority (“FCA”) Product Disclosure Sourcebook (the “DISC Sourcebook”) for offering, selling or distributing consumer composite investments or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC Sourcebook and The Consumer Composite Investments (Designated Activities) Regulations 2024.
This prospectus supplement and the accompanying prospectus have been prepared on the basis that the offering of the notes in the UK will be made pursuant to an exception from the prohibition on public offers of relevant securities in the POATRs in circumstances not requiring a prospectus pursuant to the FCA Handbook Admission to Trading on a Regulated Market Sourcebook (“PRM Sourcebook”). For the avoidance of doubt, whilst this document is referred to as a ‘prospectus supplement’ and there are references herein to a ‘prospectus’, neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the POATRs or the PRM Sourcebook.

This prospectus supplement and the accompanying prospectus have not been approved by an authorized person for the purposes of section 21 of the FSMA and accordingly, are only being distributed to, and must not be passed on to, the general public in the UK. In the UK, this prospectus supplement and the accompanying prospectus are being distributed only to, and are only directed at, non-retail investors (being persons who are not retail investors as defined in this section “Notice to Prospective Investors in the United Kingdom”) who are also: (i) persons having professional experience in matters relating to investors who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts described in Article 49(2)(a) to (c) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of any notes may otherwise lawfully be communicated (each such person being referred to as a “relevant person”). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. In the UK, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is available only to and will be engaged in only with relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.
Each person in the UK who receives any communication in respect of, or who acquires any notes under, the offer contemplated in this prospectus supplement or the accompanying prospectus, or to whom the notes are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and us that it and any person on whose behalf it acquires notes is a relevant person (as defined in this section “Notice to Prospective Investors in the United Kingdom”).
Notice to Prospective Investors in France
Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the EEA and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:
1.	RELEASED, ISSUED, DISTRIBUTED OR CAUSED TO BE RELEASED, ISSUED OR DISTRIBUTED TO THE PUBLIC IN FRANCE; OR
2.	used in connection with any offer for subscription or sale of the notes to the public in France.
Such offers, sales and distributions will be made in France only:
1.
TO QUALIFIED INVESTORS (INVESTISSEURS QUALIFIÉS) AND/OR TO A RESTRICTED CIRCLE OF INVESTORS (CERCLE RESTRAINT D’INVESTISSEURS), IN EACH CASE INVESTING FOR THEIR OWN ACCOUNT, ALL AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 AND D.764-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER;

2.	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
3.
in a transaction that, in accordance with article L.411-2-II-1" -or-2" -or 3" of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Notice to Prospective Investors in Switzerland
This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Canada
The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering, provided that the conditions set forth in NI 33-105 are satisfied.
Notice to Prospective Investors in Japan
The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”) on the ground that the solicitation for subscription of the notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2(I) of the FIEA. Such solicitation shall be subject to the condition that any qualified institutional investor (as defined under the FIEA, “QII”) who acquires the notes shall enter into an agreement which provides that it shall not transfer such interests to anyone other than another QII. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except for a private placement described pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the notes have not been offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes has not been and will not be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore as modified or amended from time to time (the “SFA”)) or pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.
Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities based derivatives contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except:
(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-Based Derivatives Contracts) Regulations 2018.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018, unless otherwise specified before an offer of notes, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Korea
The notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the notes have been and will be offered in Korea as a private placement under the FSCMA. None of the notes may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The notes have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the notes. By the purchase of the notes, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the notes pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Taiwan
The notes have not been, and will not be, registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) pursuant to applicable securities laws and regulations. No person or entity in Taiwan is authorized to distribute or otherwise intermediate the offering of the notes or the provision of information relating to the offering of the notes, including, but not limited to, this prospectus supplement and the accompanying prospectus. The notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors), but may not be issued, offered, or sold in Taiwan.

LEGAL MATTERS
Sidley Austin LLP, Dallas, Texas, our outside counsel, will advise Vistra and Vistra Operations on certain legal matters in connection with the offering of the notes. Davis Polk & Wardwell LLP, New York, New York, will advise on certain legal matters in connection with the offering for the underwriters.

EXPERTS
The financial statements and the related financial statement schedule of Vistra Corp. as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this prospectus supplement, and the effectiveness of Vistra Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements and financial statement schedule are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

PROSPECTUS

VISTRA OPERATIONS COMPANY LLC
Debt Securities
guaranteed by
Vistra Corp.
Vistra Operations Company LLC may offer the debt securities, which will be fully and unconditionally guaranteed by Vistra Corp., described in this prospectus in one or more offerings from time to time in amounts authorized from time to time.
This prospectus provides you with a general description of these securities. Each time we offer and sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the amounts, prices and terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of our securities.
We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, agents or dealers, or directly to purchasers, or through a combination of these methods. The terms of the plan of distribution will be provided in the applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.
Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list the securities described in this prospectus on a national securities exchange.
Our principal executive offices are located at 6555 Sierra Drive, Irving, Texas 75039 and our telephone number is (214) 812-4600.
Investing in our securities involves risks. Before buying our securities, you should refer to the risk factors included in Vistra’s most recent annual, quarterly and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, which are incorporated by reference into this prospectus, in prospectus supplements relating to specific offerings and in other information that we or Vistra files with the Securities and Exchange Commission. See “Risk Factors” on page 3.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 8, 2026.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that Vistra Corp. and Vistra Operations Company LLC, its indirect wholly owned subsidiary, have jointly filed with the U.S. Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process, each as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under this shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any of the securities described in this prospectus. We may offer debt securities together with guarantees of such debt securities by Vistra Corp. (collectively, the “securities”).
This prospectus provides you with a general description of the securities that may be offered by us. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the securities being offered and sold and the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Any prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the information in the prospectus supplement or free writing prospectus, as applicable. The registration statement we have filed with the SEC includes exhibits that provide more detail regarding the securities described in this prospectus. You should read this prospectus, the registration statement of which this prospectus is a part and the related exhibits filed with the SEC and any prospectus supplement (and any free writing prospectus) together with additional information described under “Where You Can Find More Information.”
We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.
In this prospectus, “Vistra Operations,” “we,” “us,” “our” and the “Company” refer to Vistra Operations Company LLC and its consolidated subsidiaries, as apparent in the context. References to “Vistra” refer to Vistra Corp. and its consolidated subsidiaries, including Vistra Operations, as apparent in the context.

VISTRA OPERATIONS COMPANY LLC
Vistra Operations Company LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Vistra, is the issuer of certain of Vistra’s outstanding indebtedness and is the borrower under the Vistra Operations credit facilities.
Vistra is an integrated retail electricity and power generation company that provides essential power resources to customers, businesses, and communities from California to Maine. We combine an innovative, customer-centric approach to retail sales with safe, reliable, diverse, and efficient power generation. Our integrated power generation and wholesale operation allows us to efficiently obtain the electricity needed to serve our customers at the lowest cost. The integrated model enables us to structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Vistra brings its products and services to market in 18 states and the District of Columbia, including all major competitive wholesale power markets in the U.S. Vistra serves approximately 5 million residential, commercial, and industrial retail customers with electricity and natural gas. Vistra’s generation fleet totals approximately 44,000 megawatts of generation capacity powered by a diverse portfolio, including natural gas, nuclear, coal, solar, and battery energy storage facilities.
The principal executive offices of Vistra and Vistra Operations are located at 6555 Sierra Drive, Irving, Texas 75039. The telephone number for each is (214) 812-4600, and Vistra’s internet address is www.vistracorp.com. Information contained on Vistra’s and/or its subsidiaries’ websites is not and should not be deemed a part of this prospectus or any other report or filing filed with or furnished to the SEC.

RISK FACTORS
Investing in the securities involves certain risks. You are urged to read and consider the risk factors relating to an investment in the securities described in Vistra’s most recent annual, quarterly and current reports filed by Vistra with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we or Vistra include or incorporate by reference in this prospectus. There may be additional risks and uncertainties (either currently unknown or not currently believed to be material) that could adversely affect the results of our operations, financial position and liquidity. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement. Each of the risks described could result in a decrease in the value of the particular securities and your investment therein.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. Vistra is subject to the informational requirements of the Exchange Act and, therefore, Vistra files annual, quarterly and current reports, information statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as Vistra, that file documents with the SEC electronically. The documents can be found by searching the EDGAR archives of the SEC electronically.
The SEC allows us to “incorporate by reference” the information that Vistra files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and you should read it with the same care. Later information that Vistra files with the SEC will automatically update and supersede this information and will be deemed to be incorporated by reference into this prospectus (other than any documents, or portions of documents, not deemed to be filed). We incorporate by reference the following documents previously filed by Vistra with the SEC:
•	Vistra’s Annual Report on Form 10-K for the year ended December 31, 2025;
•	Vistra’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026; and
•
Vistra’s Current Reports on Form 8-K filed with the SEC on January 5, 2026 (except for portions deemed to be furnished and not filed), January 27, 2026, April 28, 2026, May 4, 2026, June 30,2026, July 14, 2026 and July 16, 2026.

We are also incorporating by reference all additional documents that Vistra files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus until the offerings contemplated by this prospectus are completed or terminated. For the avoidance of doubt, we are not incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.
Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.
You may request a free copy of these filings by writing or telephoning us, c/o Vistra Corp., at the following address:
Vistra Operations Company LLC
c/o Vistra Corp.
Attention: Investor Relations Department
6555 Sierra Drive
Irving, Texas 75039
Telephone: (214) 812-4600
Upon such request, we will provide each person, including any beneficial owner, to whom this prospectus is delivered, a copy of all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Copies of these filings are also available free of charge on the investors section of Vistra’s website at www.vistracorp.com when such reports are available on the SEC’s website. Further corporate governance information, including Vistra’s certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of conduct, is also available on Vistra’s website. None of the information on, or accessible through, Vistra’s website or the SEC’s website is part of, or incorporated by reference in, this prospectus.

USE OF PROCEEDS
We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES
General
The senior debt securities and the subordinated debt securities, which we refer to collectively as the “debt securities,” will be issued in one or more series under one of two separate indentures, as each may be amended or supplemented from time to time. Vistra Operations will issue the senior debt securities in one or more series under our indenture dated as of April 22, 2026, as amended and supplemented, which we refer to as the “senior indenture,” between Vistra Operations and Wilmington Trust, National Association, as trustee. Vistra Operations will issue the subordinated debt securities in one or more series under a subordinated indenture among Vistra Operations, Vistra and Wilmington Trust, National Association, as trustee, which we refer to as the “subordinated indenture.”
Vistra may fully and unconditionally guarantee one or more series of debt securities issued by Vistra Operations (any such guarantee, a “Vistra Guarantee”). The applicable prospectus supplement will indicate whether a series of debt securities is guaranteed by Vistra and will describe any terms and conditions of the Vistra Guarantee that differ from those described below.
Unless otherwise provided in the applicable prospectus supplement, Vistra will irrevocably and unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the applicable debt securities and the performance of Vistra Operations’ other obligations under the applicable indenture and debt securities when and as they become due and payable. A Vistra Guarantee of senior debt securities will be a senior unsecured obligation of Vistra, and a Vistra Guarantee of subordinated debt securities will be subordinated in right of payment as described below under “—Subordination of Subordinated Debt Securities and Related Vistra Guarantee.”
The senior indenture and the form of subordinated indenture are exhibits to the registration statement of which this prospectus is a part. Any supplemental indenture or other instrument establishing the terms of a particular series of debt securities, and the form of such debt securities, will be filed as an exhibit to, or incorporated by reference into, the registration statement in connection with the applicable offering. The senior indenture is, and the subordinated indenture will be, subject to, and governed by, the Trust Indenture Act of 1939, as amended. The senior debt securities of all series that may be issued under the senior indenture are referred to in this prospectus as “senior debt securities” and the subordinated debt securities of all series that may be issued under the subordinated indenture are referred to in this prospectus as “subordinated debt securities.” The following summaries of certain provisions of the senior indenture and the subordinated indenture do not purport to be complete and are subject to, and qualified in their entirety by, all provisions of the senior indenture or the subordinated indenture, as the case may be, and the applicable debt securities. We may also sell hybrid or novel securities now existing or developed in the future that combine certain features of the debt securities and other securities described in this prospectus. You should read the indenture and any applicable supplemental indenture because those documents, and not this description, will govern your rights as a holder of the debt securities.
The senior indenture does not, and the subordinated indenture will not, limit the aggregate principal amount of debt securities that Vistra Operations may issue. Vistra Operations may issue debt securities from time to time in one or more series, and the debt securities of different series may have different terms.
Provisions of a Particular Series
The applicable prospectus supplement will describe the specific terms of the debt securities being offered, which may include:
•	the title of the debt securities;
•	the price or prices at which the debt securities will be issued;
•	the aggregate principal amount of the debt securities and any limit on their aggregate principal amount;
•	the date or dates on which the principal of the debt securities will be payable;
•
the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which interest will accrue and the interest payment and record dates;

•	the place or places and manner in which principal, premium, if any, and interest, if any, will be payable;
•	the terms and conditions, if any, upon which we may redeem the debt securities;
•	any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of holders;
•	any provisions permitting holders to require us to repurchase the debt securities;
•	the denominations in which the debt securities will be issued;
•	whether the debt securities will be issued in certificated or global form;
•	the currency or currencies in which the debt securities will be denominated and in which principal, premium, if any, and interest, if any, will be payable;
•	any provisions relating to guarantees of the debt securities, including any guarantee by Vistra or any of our subsidiaries;
•	any covenants applicable to the debt securities;
•	any additions to, changes in or deletions of the events of default applicable to the debt securities;
•	any additions to, changes in or deletions of the provisions relating to the trustee, amendments, supplements and waivers or other provisions of the indenture applicable to the debt securities; and
•	any other terms of the debt securities.
The supplemental indenture establishing a series may modify or delete provisions of the applicable indenture insofar as they apply to that series or add additional provisions applicable to that series. Debt securities of a particular series need not be issued at the same time, and, if permitted by the applicable supplemental indenture, Vistra Operations may from time to time issue additional debt securities of an existing series.
Unless otherwise provided in the applicable prospectus supplement, the debt securities will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Ranking
Unless otherwise provided in the applicable prospectus supplement, the senior debt securities will be Vistra Operations’ direct unsecured general obligations and will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness that is not expressly contractually subordinated in right of payment to the senior debt securities. The subordinated debt securities will be Vistra Operations’ direct unsecured general obligations and will be junior in right of payment to Vistra Operations’ Senior Indebtedness, as described under the heading “— Subordination of Subordinated Debt Securities and Related Vistra Guarantee.”
The debt securities will be effectively subordinated to all of Vistra Operations’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of Vistra Operations’ subsidiaries that do not guarantee the applicable debt securities.
The senior indenture provides, and the subordinated indenture will provide, that Vistra Operations’ obligations to compensate the applicable trustee and reimburse the applicable trustee for expenses, disbursements and advances will constitute indebtedness that will be secured by a lien on the money and property held or collected by the applicable trustee, subject to certain exceptions.
A Vistra Guarantee of senior debt securities will be a senior unsecured obligation of Vistra and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Vistra. A Vistra Guarantee of subordinated debt securities will be subordinate and junior in right of payment to Vistra’s Senior Indebtedness as described below.
Each Vistra Guarantee will be effectively subordinated to all of Vistra’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of Vistra’s subsidiaries that do not guarantee the applicable debt securities.

Subordination of Subordinated Debt Securities and Related Vistra Guarantee
The subordinated debt securities will be subordinate and junior in right of payment to all of Vistra Operations’ Senior Indebtedness. The term “Senior Indebtedness” will be defined in the applicable prospectus supplement.
No payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on the subordinated debt securities or any payment under the related Vistra Guarantee, may be made if any Senior Indebtedness of Vistra Operations or Vistra, as applicable, is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or the maturity of any Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded or annulled. If provided in the applicable prospectus supplement, limited subordination periods may apply in the event of non-payment defaults relating to Senior Indebtedness in situations where there has not been an acceleration of Senior Indebtedness.
Upon any distribution of the assets of Vistra Operations or Vistra, as applicable, upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or similar proceedings, the holders of Senior Indebtedness of Vistra Operations or Vistra, respectively, will be entitled to payment in full before holders of the subordinated debt securities or the related Vistra Guarantee are entitled to receive or retain any payment. The rights of the holders of the subordinated debt securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the subordinated debt securities are paid in full.
Events of Default
Unless otherwise provided in the applicable prospectus supplement, the senior indenture provides, and the subordinated indenture will provide, that events of default with respect to the debt securities may include:
•	default in the payment of interest on any debt securities when due and payable that continues for 30 days;
•	default in the payment of principal of, and premium, if any, on any debt securities when due and payable;
•
failure by Vistra Operations or Vistra, as applicable, to comply with a covenant applicable to that series for the period specified in the applicable indenture or applicable supplemental indenture after written notice thereof is given by the trustee or by the holders of at least 30% in aggregate principal amount of the outstanding debt securities of such series;

•	default relating to the invalidity or unenforceability of material guarantees; and
•
the occurrence of certain events of bankruptcy, insolvency, reorganization, assignment or receivership relating to Vistra Operations or certain applicable guarantors, as specified in the applicable indenture.

In addition, the senior indenture provides that an event of default with respect to a series of senior debt securities may occur upon certain defaults with respect to other indebtedness for borrowed money of Vistra Operations or any guarantor of such senior debt securities, subject to the thresholds and other limitations set forth in the senior indenture.
The supplemental indenture establishing a series may add to, modify or delete events of default applicable to that series.
Unless otherwise provided for a particular series, upon certain bankruptcy or insolvency events, the principal of and accrued and unpaid interest on the debt securities of the affected series will become immediately due and payable without further action or notice. If another event of default occurs and is continuing, the trustee or holders of at least 30% in principal amount of the outstanding debt securities of the affected series may declare the principal and accrued and unpaid interest on all debt securities of that series immediately due and payable.
Holders of a majority in aggregate principal amount of the outstanding debt securities of the applicable series may waive an existing default or event of default and its consequences and may direct the time, method and place of conducting proceedings for remedies available to the trustee.
The senior indenture also contains, and the subordinated indenture will contain, limitations on the ability of individual holders to institute proceedings, except to enforce their right to receive payment of principal, premium, if any, and interest when due.

Modification
Unless otherwise provided in the applicable prospectus supplement, Vistra Operations and the trustee may amend or supplement the applicable indenture and the other documents governing a series of debt securities with the consent of the holders of a majority in principal amount of the outstanding debt securities, considered as one class, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:
•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;
•	reduce the principal of or extend the stated maturity of a debt security or alter specified redemption provisions;
•	reduce the rate of or extend the stated time for payment of interest;
•	waive a default in payment of principal, premium or interest, subject to specified exceptions relating to rescinded accelerations;
•	make a debt security payable in a currency other than that stated therein;
•	make any changes to provisions relating to waivers of past defaults or holders’ rights to receive payments;
•	impair a holder’s contractual right to institute suit to enforce payment when due;
•
with respect to subordinated debt securities, modify the provisions of the subordinated indenture relating to the subordination of any subordinated debt security in a manner adverse to the holder thereof;

•
with respect to subordinated debt securities, make any change that adversely affects the rights under the subordination provisions of any holder of an issue of Senior Indebtedness unless the holders of such issue consent to the change in accordance with its terms; or

•	modify the foregoing requirements necessary to modify or amend the applicable indenture.
Vistra Operations and the applicable trustee and, in the case of any supplemental indenture, any applicable guarantor may modify or amend the applicable indenture without the consent of the holders, among other things, to cure ambiguities, omissions, mistakes, errors, defects or inconsistencies; provide for uncertificated debt securities in addition to or in place of certificated debt securities; to provide for a successor obligor or trustee; to make any change that would provide any additional rights or benefits to the holders or that does not materially adversely affect the legal rights of any such holder; to add or release guarantors as permitted by the applicable indenture; to facilitate the issuance and administration of securities; and to comply with applicable securities depository procedures.
A supplemental indenture that changes or eliminates any covenant or other provision of the applicable indenture (or any supplemental indenture) that has expressly been included solely for the benefit of one or more series of debt securities, or which modifies the rights of the holders of debt securities of such series with respect to such covenant or provision, will be deemed not to affect the rights under the applicable indenture of the holders of debt securities of any other series.
Satisfaction and Discharge
The senior indenture provides, and the subordinated indenture will provide, that the applicable indenture will be discharged and cease to be of further effect with respect to the debt securities of any series issued under that indenture when:
•
all outstanding debt securities of such series that have been authenticated, other than lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has been deposited in trust and thereafter repaid to Vistra Operations or Vistra (as applicable), have been delivered to the trustee for cancellation; or

•
all outstanding debt securities of such series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the issuance of a notice of redemption or otherwise, and Vistra Operations or any applicable guarantor has irrevocably deposited or caused to be deposited with the trustee, in trust for such purpose, cash in U.S. dollars, non-callable United States government obligations or a combination thereof in an amount sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such debt securities for principal, premium, if any, and accrued interest to maturity or redemption, as the case may be.

Vistra Operations must also satisfy the other conditions to satisfaction and discharge set forth in the applicable indenture and deliver to the trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been satisfied.
Legal Defeasance and Covenant Defeasance
The senior indenture provides, and the subordinated indenture will provide, that Vistra Operations will be discharged from any and all obligations in respect of the debt securities of any series and Vistra will be discharged from any and all obligations in respect of the related guarantees, except for certain obligations such as obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and maintain paying agencies, if, among other things, Vistra Operations irrevocably deposits with the trustee, in trust for the benefit of holders of the debt securities of such series, cash in U.S. dollars, non-callable United States government obligations, or any combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, to make all payments of principal of, premium, if any, and interest on the debt securities of such series then outstanding on the stated maturity or applicable redemption date. In the case of such legal defeasance, Vistra Operations must also deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, Vistra Operations has received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in applicable federal income tax law, in either case to the effect that the holders and beneficial owners of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred. Thereafter, the holders of the debt securities will be entitled to receive payments of the principal of, premium, if any, and interest on the debt securities to the extent provided in the indenture.
The senior indenture also provides, and the subordinated indenture will also provide, that Vistra Operations may, at its option, be released from its obligations, and any guarantors may be released from their obligations, with respect to certain covenants specified in the supplemental indenture governing a series of debt securities, and thereafter any omission to comply with such covenants will not constitute a default or event of default with respect to such series. In order to exercise such covenant defeasance, Vistra Operations must satisfy the deposit requirements described above and, among other things, deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the holders and beneficial owners of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.
Consolidation, Merger and Sale or Disposition of Assets
Unless otherwise provided in the applicable prospectus supplement, Vistra Operations may not, under either the senior indenture or the subordinated indenture, and Vistra may not, under the subordinated indenture, consolidate or merge with or into another person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Vistra Operations or Vistra, as applicable, and its subsidiaries, taken as a whole, in one or more related transactions, unless:
•
the successor entity or the person that receives such properties pursuant to such sale or other disposition shall be a corporation, partnership or limited liability company organized or existing under the laws of the United States of America, any state thereof, the District of Columbia or any territory thereof;

•
the successor entity assumes, pursuant to a supplemental indenture, all obligations of Vistra Operations under the applicable indenture and the applicable debt securities or, if applicable, all obligations of Vistra under the applicable indenture and the related Vistra Guarantee; and

•	immediately after giving effect to the transaction, no Event of Default exists.
These restrictions do not apply to a merger, amalgamation or consolidation solely for the purpose of reincorporating or reorganizing Vistra Operations or Vistra, as applicable, in another jurisdiction or forming a direct or indirect holding company of Vistra Operations or Vistra, as applicable, or to dispositions of assets between or among Vistra or Vistra Operations, as applicable, and its subsidiaries, including by merger or consolidation.
Upon any such consolidation, merger, sale or other disposition of the properties or assets of Vistra Operations or Vistra, as applicable, substantially as an entirety, the successor entity formed by such consolidation or into which

Vistra Operations or Vistra, as applicable, is merged or the person to which such sale or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, Vistra Operations or Vistra, as applicable, under the applicable indenture with the same effect as if such successor entity or person had been named as Vistra Operations or Vistra, as applicable, therein; provided that the predecessor shall not be relieved from its payment obligations except in the case of a sale of all of its assets in a transaction that complies with the applicable indenture.
Certain Covenants
We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.
Senior Indenture Trustee
Wilmington Trust, National Association is the trustee under the senior indenture. We and our affiliates may from time to time maintain ordinary banking and other relationships with the trustee and its affiliates.
The senior indenture contains limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us and our affiliates; however, if the trustee acquires a conflicting interest within the meaning of the Trust Indenture Act following a default, it must eliminate that conflict, apply to the SEC for permission to continue as trustee or resign, as provided in the senior indenture and the Trust Indenture Act.
Governing Law
The senior indenture, the related senior debt securities and any related guarantees are, and the subordinated indenture, the related subordinated debt securities and the related Vistra Guarantee will be, governed by New York law.

GLOBAL SECURITIES
Book-Entry, Delivery and Form
Unless otherwise indicated in the applicable prospectus supplement or free writing prospectus, the securities initially will be issued in book-entry form and represented by one or more global notes or global securities, or, collectively, global securities. The global securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as depositary, or DTC, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing securities under the limited circumstances described below, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.
DTC has advised us that it is:
•	a limited-purpose trust company organized under the New York Banking Law;
•	a “banking organization” within the meaning of the New York Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Exchange Act.
DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, which we sometimes refer to as indirect participants, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of the actual purchaser of a security, which we sometimes refer to as a beneficial owner, is in turn recorded on the direct and indirect participants’ records. Beneficial owners of securities will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased securities. Transfers of ownership interests in global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except under the limited circumstances described below.
To facilitate subsequent transfers, all global securities deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee will not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.
So long as the securities are in book-entry form, you will receive payments and may transfer securities only through the facilities of the depositary and its direct and indirect participants. We will maintain an office or agency in the location specified in the prospectus supplement for the applicable securities, where notices and demands in respect of the securities and the applicable indenture may be delivered to us and where certificated securities may be surrendered for payment, registration of transfer or exchange.
Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the securities of a particular series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the securities of such series to be redeemed.
Neither DTC nor Cede & Co. (or such other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the securities of such series are credited on the record date, identified in a listing attached to the omnibus proxy.
So long as securities are in book-entry form, we will make payments on those securities to the depositary or its nominee, as the registered owner of such securities, by wire transfer of immediately available funds. If securities are issued in definitive certificated form under the limited circumstances described below and unless otherwise provided in the description of the applicable securities herein or in the applicable prospectus supplement, we will have the option of making payments by check mailed to the addresses of the persons entitled to payment or by wire transfer to bank accounts in the United States designated in writing to the applicable trustee or other designated party at least 15 days before the applicable payment date by the persons entitled to payment, unless a shorter period is satisfactory to the applicable trustee or other designated party.
Redemption proceeds, distributions and dividend payments, as applicable, on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us on the payment date in accordance with their respective holdings shown on DTC records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility; disbursement of payments to direct participants is the responsibility of DTC; and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.
Except under the limited circumstances described below, purchasers of securities will not be entitled to have securities registered in their names and will not receive physical delivery of securities. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the securities and the applicable indenture.
The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in securities.
DTC may discontinue providing its services as securities depositary with respect to the securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depositary is not obtained, securities certificates are required to be printed and delivered to the holders of beneficial interests in the securities.
As noted above, beneficial owners of a particular series of securities generally will not receive certificates representing their ownership interests in those securities. However, if,
•
DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or securities representing such series of securities or if DTC ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	we determine, in our sole discretion, not to have such securities represented by one or more global securities; or
•	an Event of Default has occurred and is continuing with respect to such series of securities, we will prepare and deliver certificates for such securities in exchange for beneficial interests in the global securities. Any beneficial interest in a global security that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for securities in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

Euroclear and Clearstream
If so provided in the applicable prospectus supplement, you may hold interests in a global security through Clearstream Banking S.A., which we refer to as “Clearstream,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear,” either directly if you are a participant in Clearstream or Euroclear, or indirectly through organizations which are participants in Clearstream or Euroclear. Clearstream and Euroclear will hold interests on behalf of their respective participants through customers’ securities accounts in the names of Clearstream and Euroclear, respectively, on the books of their respective U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in such depositaries’ names on DTC’s books.
Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear hold securities for their respective participating organizations and facilitate the clearance and settlement of securities transactions between those participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates.
Payments, deliveries, transfers, exchanges, notices and other matters relating to beneficial interests in global securities owned through Euroclear or Clearstream must comply with the rules and procedures of those systems. Transactions between participants in Euroclear or Clearstream, on one hand, and other participants in DTC, on the other hand, are also subject to DTC’s rules and procedures.
Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers and other transactions involving any beneficial interests in global securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.
Cross-market transfers between participants in DTC, on the one hand, and participants in Euroclear or Clearstream, on the other hand, will be effected through DTC in accordance with the DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective U.S. depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities through DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement. Participants in Euroclear or Clearstream may not deliver instructions directly to their respective U.S. depositaries.
Due to time zone differences, the securities accounts of a participant in Euroclear or Clearstream purchasing an interest in a global security from a direct participant in DTC will be credited, and any such crediting will be reported to the relevant participant in Euroclear or Clearstream, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global security by or through a participant in Euroclear or Clearstream to a direct participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Other
The information in this section of this prospectus concerning DTC, Clearstream, Euroclear and their respective book-entry systems has been obtained from sources that we believe to be reliable, but we do not take responsibility for this information. This information has been provided solely as a matter of convenience. The rules and procedures of DTC, Clearstream and Euroclear are solely within the control of those organizations and could change at any time. Neither we nor the trustee nor any agent of ours or of the trustee has any control over those entities and none of us takes any responsibility for their activities. You are urged to contact DTC, Clearstream and Euroclear or their respective participants directly to discuss those matters. In addition, although we expect that DTC, Clearstream and Euroclear will perform the foregoing procedures, none of them is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor any agent of ours will have any responsibility for the performance or nonperformance by DTC, Clearstream and Euroclear or their respective participants of these or any other rules or procedures governing their respective operations.

PLAN OF DISTRIBUTION
We may sell the securities offered pursuant to this prospectus from time to time:
•	through underwriters or dealers;
•	through agents;
•	directly to one or more purchasers; or
•	through a combination of any of these methods of sale.
We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in the applicable prospectus supplement.

LEGAL MATTERS
Unless we tell you otherwise in the applicable prospectus supplement, Sidley Austin LLP will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Vistra Operations and Vistra. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS
The financial statements and related financial statement schedule of Vistra Corp. incorporated by reference in this prospectus, and the effectiveness of Vistra Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements and financial statement schedule are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

$

Vistra Operations Company LLC
$     % Series A Junior Subordinated Notes due 2057
$     % Series B Junior Subordinated Notes due 2057
irrevocably and unconditionally
guaranteed by
Vistra Corp.
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September    , 2026